Filed Pursuant to Rule 424(b)(3)

Registration No. 333-260534

PROSPECTUS SUPPLEMENT NO. 5

(to prospectus dated November 5, 2021)

ALGOMA STEEL GROUP INC.

129,836,439 Common Shares

604,000 Warrants to Purchase Common Shares

24,179,000 Common Shares Underlying Warrants

This prospectus supplement amends and supplements the prospectus dated November 5, 2021, as supplemented or amended from time to time (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-260534). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Report on Form 6-K, furnished to the Securities and Exchange Commission on February 10, 2022 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Shares and Warrants are listed on The Nasdaq Stock Market (“Nasdaq”) under the symbols “ASTL” and “ASTLW”, respectively, and on the Toronto Stock Exchange (the “TSX”) under the symbols “ASTL” and “ASTL.WT,” respectively. On February 9, 2022, the last reported sales prices of the Common Shares on Nasdaq and the TSX were $9.54 and C$12.09, respectively, and the last reported sales prices of the Warrants were $2.36 and C$2.99, respectively.

We are a “foreign private issuer” as defined in the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Additionally, Nasdaq rules allow foreign private issuers to follow home country practices in lieu of certain of Nasdaq’s corporate governance rules. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 7 of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

None of the Securities and Exchange Commission, any state securities commission or the securities commission of any Canadian province or territory has approved or disapproved of the securities offered by this prospectus supplement or the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 10, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 001-40924

ALGOMA STEEL GROUP INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

105 West Street

Sault Ste. Marie, Ontario

P6A 7B4, Canada

(705) 945-2351

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine months Ended December 31, 2021

99.2	Condensed Interim Consolidated Financial Statements for the Three and Nine months Ended December 31, 2021

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Algoma Steel Group Inc.

Date: February 10, 2022	By:	/s/ John Naccarato
Name: John Naccarato
Title: Vice President Strategy and General Counsel

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Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management Discussion and Analysis (“MD&A”) contains information regarding the financial position and financial performance of Algoma Steel Group Inc. and its consolidated subsidiaries and unless the context otherwise requires, all references in this section to “Algoma,” “the Company,”, “we,” “us,” or “our” refer to Algoma Steel Group Inc. and its consolidated subsidiaries.

The following MD&A provides Algoma management’s perspective on the financial position and financial performance of the Company and its consolidated subsidiaries for the three and nine month periods ended December 31, 2021 and December 31, 2020. This MD&A provides information to assist readers of, and should be read in conjunction with, the Company’s December 31, 2021 condensed interim consolidated financial statements and the accompanying notes of the Company and the March 31, 2021 audited consolidated financial statements and the accompanying notes of the Company.

This discussion of the Company’s business may include forward-looking information with respect to the Company, including its operations and strategies, as well as financial performance and conditions, which are subject to a variety of risks and uncertainties. Readers are directed to carefully review the sections entitled “Non-IFRS Financial Measures” included elsewhere in this MD&A. For a discussion of risks and uncertainties that may affect the Company and its financial position and results, refer to “Risk Factors” in the Company’s Form F-1 registration statement available on the EDGAR website at www.sec.gov as well as in the long form final prospectus dated October 19, 2021 available through under Company’s profile on the SEDAR website at www.sedar.com.

This MD&A is dated as of February 9, 2022. This document has been reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on February 9, 2022. Events occurring after this date could render the information contained herein inaccurate or misleading in a material respect.

Non-IFRS Financial Measures

In this MD&A we use certain non-IFRS measures to evaluate the performance of the Company. These terms do not have any standardized meaning prescribed within IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of our financial performance from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. As described below, the term “Adjusted EBITDA” is a financial measure utilized by Algoma in reporting its financial results that is not defined by IFRS. The terms “Net Sales Realization” (“NSR”) and “Cost Per Ton of Steel Products Sold” are financial measures utilized by Algoma in reporting its financial results that are not defined by IFRS. Net Sales Realization, as defined by Algoma, refers to steel revenue less freight per steel tons shipped. Net Sales Realization is included because it allows management and investors to evaluate our selling prices per ton of steel products sold excluding geographic impact of freight charges in order to enhance comparability when comparing our sales performance to that of our competitors. Cost Per Ton of Steel Products Sold, as defined by Algoma, refers to cost of steel revenue less freight, amortization and carbon tax (included in cost of steel revenue) per steel tons shipped. Cost Per Ton of Steel Products Sold allows management and investors to evaluate the Company’s cost of steel products sold on a per ton basis, excluding the items that we exclude when calculating Adjusted EBITDA, to evaluate our operating performance and to enhance the comparability of our costs over different time periods. We consider each of Net Sales Realization and Cost Per Ton of Steel Products Sold to be meaningful measures to assess our operating performance in addition to IFRS measures. A reconciliation of each of Net Sales Realization and Cost Per Ton of Steel Products Sold to their most comparable IFRS financial measures are contained in this MD&A.

Adjusted EBITDA, as defined by the Company, refers to net (loss) income before amortization of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations, income taxes, restructuring costs, foreign exchange loss (gain), finance income, carbon tax, changes in fair value of warrant, earnout and share-based compensation liabilities, transaction costs, listing expense, share-based compensation related to performance share units and business combination adjustments. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA per ton is calculated by dividing Adjusted EBITDA by tons of steel products sold for the corresponding period. Adjusted EBITDA is not intended to represent cash flow from operations, as defined by IFRS, and should not be considered as alternatives to net earnings, cash flow from operations, or any other measure of performance prescribed by IFRS. Adjusted EBITDA, as defined and used by the Company, may not be comparable to Adjusted EBITDA as defined and used by other companies. We consider Adjusted EBITDA to be a meaningful measure to assess our operating performance in addition to IFRS measures. These measures are included because we believe it can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for comparison of our operating results across different time periods and to the operating results of other companies. Adjusted EBITDA is also used by analysts and our lenders as a measure of our financial performance. In addition, we consider Adjusted EBITDA margin and Adjusted EBITDA per ton to be useful measures of our operating performance and profitability across different time periods that enhance the comparability of our results. For a reconciliation of Adjusted EBITDA to its most comparable IFRS financial measures, see “Results of Operations – Adjusted EBITDA” presented in this MD&A.

Adjusted EBITDA, Net Sales Realization and Cost Per Ton of Steel Products Sold have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS. Some of these limitations are:

•	they do not reflect cash outlays for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, working capital;

•	they do not reflect the finance costs, or the cash requirements necessary to service interest or principal payments on indebtedness;

•	they do not reflect income tax expense or the cash necessary to pay income taxes;

•	they do not reflect interest on pension and other post-employment benefit obligations;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect cash requirements for such replacements;

•	they do not reflect the impact of earnings or charges resulting from matters we believe not to be indicative of our ongoing operations; and

•	other companies, including other companies in our industry, may calculate these measure differently than as presented by us, limiting their usefulness as a comparative measure.

Because of these limitations, such measures should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness. We compensate for these limitations by relying primarily on our IFRS results using such measures only as a supplement to such results.

Functional Currency

The Company’s functional currency is the US dollar, which reflects the Company’s operational exposure to the US dollar. The Company uses the Canadian dollar as its presentation currency. In accordance with IFRS, all amounts presented are translated to Canadian dollars using the current rate method whereby all revenues, expenses and cash flows are translated at the average rate that was in effect during the period or presented at their Canadian dollar transactional amounts and all assets and liabilities are translated at the prevailing closing rate in effect at the end of the period. Equity transactions have been translated at historical rates. The resulting net translation adjustment has been recorded in other comprehensive income. Unless otherwise stated, the figures included in this MD&A are stated in Canadian dollars.

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The currency exchange rates for the relevant periods of fiscal 2022 and fiscal 2021 are provided below:

	Average Rate		Period End Rate
	FY 2022	FY 2021	FY 2022	FY 2021
April 1 to June 30	1.2280	1.3859	1.2394	1.3576
July 1 to September 30	1.2601	1.3316	1.2741	1.3319
October 1 to December 31	1.2600	1.3030	1.2678	1.2732

Overview of the Business

Algoma Steel Group Inc., formerly known as 1295908 B.C. Ltd., was incorporated on March 23, 2021 under the BCA for the purpose of purchasing Algoma Steel Holdings Inc. under section 85(1) of the Income Tax Act (Canada), effecting the purchase on an income tax-deferred basis. A purchase agreement between the Company and Algoma Steel Intermediate S.A R.L. (the “Vendor”) was executed March 29, 2021, whereby the Vendor sold its equity holdings in the capital of Algoma Steel Holdings Inc. to the Company. The transaction resulted in the Vendor transferring its 100,000,001 common shares of Algoma Steel Holdings Inc. to the Company in exchange for 100,000,000 common shares of the Company.

Algoma Steel Inc., the operating company and a wholly owned subsidiary of Algoma Steel Holdings Inc., was incorporated on May 19, 2016 under the BCA, for the purpose of purchasing substantially all of the operating assets and liabilities of Essar Steel Algoma Inc. The Company is an integrated steel producer with its active operations located entirely in Canada. The Company produces sheet and plate products that are sold primarily in North America.

Merger Transaction

On October 19, 2021, the Merger between a subsidiary of the Company (“Merger Sub”) and Legato Merger Corp. (“Legato”), pursuant to an Agreement and Plan of Merger (“Merger Agreement”) entered into on May 24, 2021 (the “Merger”), was completed (the “Closing”), with Legato becoming a wholly-owned subsidiary of the Company and the shareholders of Legato becoming shareholders of the Company. Pursuant to the Merger Agreement, the Company effected a reverse stock split such that each outstanding common share became such number of common shares, as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement). As a result of the Merger, the shares were dual listed on the TSX and NASDAQ and became publicly traded on October 20, 2021.

Pursuant to the Merger, each outstanding share of Legato common stock was converted into and exchanged for one newly issued common share of the Company. This resulted in the issuance of 30,307,036 common shares of the Company, after redemption by initial Legato shareholders. On Closing, the Company accounted for the Merger as a share-based payment transaction, with the fair value of the Algoma common shares issued to the Legato shareholders measured at the market price of Legato’s publicly traded common shares on October 19, 2021. The total fair value of the Algoma common shares issued to Legato shareholders was $421.3 million (US $340.9 million). As part of the Merger, Algoma acquired cash, a receivable previously owed between Legato and Algoma Steel Inc. (“ASI”) and warrants, with the difference accounted for as a listing expense. Refer to Note 28 of the condensed interim consolidated financial statements for a reconciliation of the elements of the Merger. Following the consummation of the Merger on Closing, Legato was dissolved and its assets and liabilities were distributed to the Company.

Concurrent with the execution of the Merger Agreement, the Company and Legato entered into subscription agreements with certain investors (the “PIPE Investors”) pursuant to which the PIPE Investors agreed to purchase, and the Company and Legato agreed to issue to the PIPE Investors, an aggregate of 10,000,000 common shares of Legato common stock, for the purchase price of US$10.00 per share and at an aggregate purchase price of US$100.0 million (the “PIPE Investment”) on closing. Those PIPE Investors that subscribed for Legato common stock exchanged their PIPE shares for common shares pursuant to the PIPE subscription agreements immediately prior to the Merger. After giving effect to such exchange 10,000,000 common shares of the Company were issued in the PIPE Investment.

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Pursuant to the Merger Agreement, the previously outstanding Legato warrants were converted into an equal number of warrants issued by the Company. These warrants comprise 23,575,000 Public Warrants and 604,000 Private Warrants (collectively “Warrants”). In connection with this conversion, there were no substantial changes to the rights assigned to the holders of the warrants and assumed by the Company. Each of the Company’s Warrants are exercisable for one common share in the Company at US$11.50 per share, subject to adjustment, with the exercise period beginning on November 18, 2021.

On Closing, the Company recognized a liability in the amount of $92.0 million (US $74.5 million) using the market price of the Legato Warrants as an approximation of fair value for each unit of Warrants.

As at December 31, 2021, the 24,179,000 Warrants remain outstanding with an estimated fair value of US$2.86 per Warrant based on the market price of the Warrants, for which the Company recognized a liability of $87.7 million (US $69.2 million) in warrant liability on the condensed interim consolidated statements of financial position. Change in fair value of the warrant liability of ($6.8) million is presented in the condensed interim consolidated statements of net income (loss).

On Closing, the LTIP awards granted by Algoma Steel Holdings Inc. (“ASHI”) became vested and were exchanged for replacement LTIP awards issued by the Company (“Replacement LTIP Awards”) as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement). Based on the conversion factor, 3,232,628 Replacement LTIP Awards were issued. Similar to the LTIP awards, each Replacement LTIP Awards allow the holders to purchase one common share of Algoma. The Replacement LTIP Awards are considered fully vested and can be exercised for US$0.013, pursuant to an LTIP exchange agreement with each holder, per common share at the earlier of a significant disposal of Algoma common shares held by the Company’s shareholders immediately prior to the Closing, or December 31, 2025. Should the participants’ employment with the Company ceases, a cash-out option is available as an alternative method of settlement for a portion of the vested Replacement LTIP Awards based on the five-day volume-weighted average trading price of the Company’s common shares, subjected to the approval of the Board of Directors.

On the day preceding the Closing, the Company remeasured the fair value of the original LTIP Awards as they became fully vested on the day before the Merger. Consequently, the Company recognized a liability in the amount of $44.9 million (US $36.4 million) using the market price of the Algoma common shares as an approximation of fair value for each unit of Replacement LTIP Awards. The gain on change in fair value of previously recognized LTIP awards accounted for as cash-settled share-based payments, including restricted share units and director units, were recognized in profit or loss in the amount of $10.4 million. In addition, the fair value of the previously recognized fully vested performance share units, which were previously accounted for as equity-settled share-based payments, was recognized as a liability in the amount of $35.5 million (US $28.7 million) with an offsetting charge to equity to reflect the modification of these units to cash settled awards.

The Company accounted for the Replacement LTIP Awards as a modification of share-based payment as the LTIP awards and the Replacement LTIP Awards share similar terms and conditions, and were only replaced as a result of a liquidating event (the Merger) as described by the original long-term incentive plan. Given the alternative settlement options at the election of the participant, the Company has accounted for the Replacement LTIP Awards as cash-settled share-based transactions, which are measured at fair value on initial recognition and at each reporting date with the changes in fair value recorded in the condensed interim consolidated statements of net income (loss). The Company applied modification accounting by remeasuring the fair value of the LTIP awards previously granted by ASHI as at the day prior to Closing and determined that there is no resulting gain or loss.

As at December 31, 2021, the 3,232,628 Replacement LTIP Awards remain outstanding with an estimated fair value of US$10.55 per share based on the market price of the Company’s common shares, for which the Company recognized a liability of $43.2 million (US $34.1 million) in accounts payable and accrued liabilities on the condensed interim consolidated statements of financial position.

Pursuant to the Merger Agreement, holders of the Company’s common shares and each holder of Replacement LTIP Awards were granted the contingent right to receive their pro rata portion of up to 37.5 million common shares of the Company if certain targets based on Earnout Adjusted EBITDA (as defined in the Merger Agreement) and the trading price of the Company’s common shares were met as at December 31, 2021 and thereafter. The Company has accounted for the earnout rights as a derivative liability, which are measured at fair value on initial recognition and at each reporting date with the changes in fair value, recorded in the condensed interim consolidated statement of net income.

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On Closing, the Company forecasted that the highest level of the Earnout Adjusted EBITDA would be achieved as at December 31, 2021. Accordingly, the Company recognized an earnout liability based on the expectation that all 37.5 million Algoma common shares underlying the earnout rights would become issuable. On October 19, 2021, the Company recorded an earnout liability in the amount of $521.3 million (US $421.9 million) using the market price of the Algoma common shares as an approximation of fair value for each unit of earnout rights. Given that the earnout rights were granted to all of the previous shareholders of the Company, the amount was recorded as a distribution through retained earnings.

As at December 31, 2021, the 37,500,000 earnout rights remain outstanding with an estimated fair value of US$10.55 per unit based on the market price of the Algoma common shares, for which the Company recognized a liability of $501.6 million (US $395.6 million) in earnout liability on the condensed interim consolidated statements of financial position. Change in fair value of the earnout liability of ($33.6) million is presented in the condensed interim consolidated statements of net income (loss).

Strategic Capital Projects

Electric Arc Furnace (“EAF”)

On November 10, 2021, the Company’s Board of Directors authorized the Company to construct two new state-of-the art electric-arc-furnaces (EAF) to replace its existing blast furnace steelmaking operations. The transformation is expected to reduce Algoma’s carbon emissions by approximately 70%. The Company plans to invest approximately $700 million in the EAF transformation, funded with previously announced financing commitments and the proceeds from the Merger. The Company anticipates a 30-month construction phase for the EAF facility, coming online in 2024, and expects to transition away from blast furnace steelmaking thereafter as increased electric power from the grid supplying the Company becomes available.

On September 20, 2021, the Company secured an agreement with the Minister of Industry of the Government of Canada, whereby the Company will receive up to $200.0 million in the form of a loan to support the Company’s EAF transformation. The loan is provided through the Net Zero Accelerator initiative of the Federal Strategic Innovation Fund (the “Federal SIF”). The repayment period will commence upon the earlier of the Company having access to full power from the grid to operate the EAFs independently, or January 1, 2030. The annual repayment is further dependent on the Company’s performance in reducing green house gas emissions.

On November 29, 2021, the Canada Infrastructure Bank (CIB) and the Company have entered into a definitive agreement with respect to the CIB’s previously announced commitment to finance green house gas reduction industrial initiatives, including the transformational upgrade of the Company’s steelmaking processes at its facility in Sault Ste. Marie, Ontario. Under the terms of the agreement, the CIB will provide up to CDN $220 million in low cost financing towards the approximately CDN $700 million transformation to electric arc furnace (EAF) steelmaking.

On December 2, 2021, the Company announced that it has selected Danieli & C. Officine Meccaniche S.p.A. (“Danieli”) as the sole technology provider for the EAF steelmaking facility. In connection with this agreement, Danieli will supply its AC-Digimelter technology powered by Q-One digital power systems.

EAF construction activities are progressing and include the installation of foundation piling, relocation of utilities and services, commencement of building foundations, and the relocation of rail tracks.

The Company is progressing its applications for environmental permits through the Province’s Ministry of Environment Conservation & Parks.

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On January 27, 2022, the Company announced that it has awarded GE Gas Power (GE), a General Electric company, a contract for the upgrade to the Company’s natural gas combined cycle power plant, including the installation of two gas turbine packages. The upgrade is expected to supply the Company with sufficient internal generation capability to power phase one of its impending transition to EAF steelmaking. Under the terms of the contract, GE will provide two LM6000 aero derivative gas turbines complete with new control systems as well as a new control system for the existing GE steam turbine. In addition, GE will also complete a full rewind on the No. 2 Generator.

Plate Mill Modernization

The Company has undertaken a plate mill modernization project which is expected to be completed in November 2022 and plans to invest a total of approximately $120 million, which will be partly funded by governmental loan facilities totaling approximately $50 million. This strategic initiative will enhance the capacity and quality of one of the Company’s key products and sources of competitive advantage. The Plate Mill Modernization Project will facilitate the Company to achieve product quality requirements of its customers with respect to surface and flatness, increase high strength capability with availability of new grades, ensure reliability of plate production with direct ship capability and increase overall plate shipment capacity through debottlenecking and automation. The modernization process will be comprised of two phases: quality focus and productivity focus. The first phase, which focuses on quality, is expected to be completed by May/June 2022 and includes the installation and commissioning upgrades of a new primary slab de-scaler (which improves surface quality), automated surface inspection system (which detects and maps surface quality), a new in-line hot leveler (which improves flatness), and automation of the 166 inch Mill (which expands grade offering). The second phase, which focuses on productivity, is expected to be completed by November 2022 and includes installation and commissioning upgrades of the onboard descaling systems for both the 2Hi and 4Hi roughing roll stands, mill alignment and work roll offset at the 4Hi, 4Hi DC drive, in-line plate cutting including new cooling beds coupling the plate mill and shear line, dividing shear, new plate piler and automated marking machine.

Key Leadership and Governance Announcements

The Company’s current Chief Executive Officer, Michael McQuade, joined the board of directors of Algoma Steel Inc. following the restructuring of the company under the Companies’ Creditors Arrangement Act. Mr. McQuade became Chief Executive of Algoma Steel Inc. in March 2019. Mr. McQuade has informed the Algoma Steel Inc. board of directors that, while he is pleased to continue serving as a director of Algoma, he is considering retiring from the Chief Executive Officer position in the next 12 months. Mr. McQuade has committed to remain as Chief Executive Officer until a successor is identified and it is expected that he will continue to serve as a director of Algoma. The Algoma board of directors has retained a search firm to assist the board in hiring a successor to Mr. McQuade.

On October 22, 2021, the Company announced the addition of six new directors to its Board following the closing of the Company’s business combination with Legato Merger Corp. The new directors expand the range of expertise offered, and underscore the Company’s commitment to bringing diverse perspectives and experience to the boardroom that reflect the broader interests of the Company’s stakeholders. In connection with the Transaction, in addition to Andrew Harshaw (Chair), Andrew Schultz and Michael McQuade, new directors Mary Anne Bueschkens, Gale Rubenstein, and James Gouin were added to the Company‘s board. Former Legato representatives David Sgro and Eric Rosenfeld and former Legato chairman Brian Pratt also joined the Company’s board on the closing of the Merger. All of the Company’s directors, other than Mr. McQuade, the Company’s CEO, are independent.

On October 27, 2021, Algoma announced that its Chief Commercial Officer, Robert Dionisi, will be retiring effective May 1, 2022. Algoma has identified Rory Brandow, Algoma’s current Director of Regional Sales, to succeed Robert as Vice President of Sales.

Factors Affecting Financial Performance

The Company’s profitability is correlated to the pricing of steel, ore, coal and energy and the existence of tariffs on its sales outside of Canada. Changes in the underlying pricing of the Company’s steel products and raw materials, and changes in tariffs on sales outside of Canada cause variation in operating results between periods. During periods of stronger or improving steel market conditions, the Company is more likely to be able to pass the increased costs of ore, coal and energy to its customers, protecting the Company’s margins from significant erosion. During weaker or rapidly deteriorating steel market conditions, including due to weak steel demand, low industry utilization rates and/or increasing steel product imports, the competitive environment intensifies which results in increased pricing pressure. All of those factors, to some degree, impact pricing, which in turn impacts margins.

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North American steel pricing is largely dependent on global supply and demand, the level of steel imports into North America, economic conditions in North America, global steelmaking overcapacity, and increased raw material prices. North American steel producers compete with many foreign producers, including those in Europe, China and other Asian countries. Competition from foreign producers is periodically intensified by weakening regional economies of their surrounding countries, and resultant decisions by these foreign producers with respect to export volumes and pricing possibly more influenced by political and economic policy considerations than by prevailing market conditions.

Global steel production increased 3.7% in 2021 compared to 2020 to 1,950.5 million metric tonnes. China represents approximately 53% of global crude steel production. (source: Worldsteel Association “December 2021 crude steel production” January 25, 2022). Given the strong recovery in steel production in 2021 compared to 2020 pandemic levels, the Organization for Economic Cooperation and Development projects that global excess capacity was approximately 478 million metric tonnes in 2021, which is down from previous levels but remains approximately 30 times the size of the Canadian steel industry.

COVID-19 Pandemic

As the COVID-19 pandemic declared on March 11, 2020 by the World Health Organization endures, the Company has continued to undertake comprehensive measures to protect the health of employees and their families.

These measures include:

•	Mandatory self-attestation and restricted eligibility for work for employees that fall under a self-isolation or quarantine scenario;

•	Site eligibility requirement for anyone attending the site to possess either a current negative COVID-19 test, or proof of double vaccination in accordance with public health guidelines

•	Mandatory mask use in all shared areas;

•	Visitor restrictions and protocols;

•	Contractor self-attestation and pre-screening;

•	Heightened sanitation protocols, including rotating deep cleaning measures;

•	Immediate intensive sanitation of an area where a worker has displayed symptoms;

•	Physical distancing protocols for employees and essential service providers, including truck drivers and couriers;

•	Staggered shift starts, lunches and breaks to reduce congestion in welfare facilities and lunchrooms;

•	Mandatory personal protective equipment, including respirator, disposable coveralls, safety glasses, masks, when working within two metres of another person.

•	On-site worker transportation limit of two persons per vehicle, with mask usage;

•	Revised vendor delivery protocols to provide for contactless delivery and maintain social distancing;

•	Transitioned paper processes online;

•	Facilitated work from home arrangements;

•	Redesigned work station layout to provide for adequate spacing and limited pulpit occupancy;

•	Directed teams to hold meetings via teleconference and video conference;

•	Online training delivery; and

•	An Employee Hotline where employees can call twenty-four hours a day with any questions or concerns.

The Company continues to evaluate all developments and makes modifications and enhancements to these measures as public health authorities and governments provide updated information.

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Overall Results

Net Income (Loss)

The Company’s net income for the three month period ended December 31, 2021 was $123.0 million compared to a net loss of $73.5 million for the three month period ended December 31, 2020, resulting in a $196.5 million increase of net income. This increase in net income was due primarily to an increase in steel revenue of $625.7 million, primarily a result of an increase in selling price of steel, offset in part by listing expense of $235.6 million and transaction costs of $12.3 million due to the Merger transaction. Further offsetting the increase in revenue was an associated increase in cost of steel revenue ($158.4 million) mainly due to an increase in purchase price of inputs (iron ore, scrap, alloys and natural gas), increase in employee profit sharing expense and income taxes.

The Company’s net income for the nine month period ended December 31, 2021 was $614.1 million compared to a net loss of $176.2 million for the nine month period ended December 31, 2020, resulting in a $790.3 million increase of net income. This increase in net income was due primarily to an increase in steel revenue of $1,639.4 million, a result of an increase in selling price of steel, offset in part by listing expense of $235.6 million and transaction costs of $21.5 million due to the Merger transaction. Further offsetting the increase in revenue was an associated increase in cost of steel revenue ($478.6 million) primarily due to reasons described above.

Income (Loss) from Operations

The Company’s income from operations for the three month period ended December 31, 2021 was $446.1 million compared to a loss from operations of $17.7 million for the three month period ended December 31, 2020, an increase of $463.8 million, due primarily to the same reasons mentioned above for net income except expenses associated with the Merger transaction.

The Company’s income from operations for the nine month period ended December 31, 2021 was $1,100.4 million compared to a loss from operations of $45.2 million for the nine month period ended December 31, 2020, an increase of $1,145.6 million, due primarily to the same reasons mentioned above for net income except expenses associated with the Merger transaction.

Adjusted EBITDA

The Company’s Adjusted EBITDA for the three month period ended December 31, 2021 was $457.3 million (December 31, 2020 – $11.7 million), with an Adjusted EBITDA margin of 42.9% (December 31, 2020 – 2.7%), average net sales realization of $1,827 per ton (December 31, 2020 - $701 per ton) and costs of steel products sold of $946 per ton (December 31, 2020 - $647 per ton).

For the nine month period ended December 31, 2021, the Company’s Adjusted EBITDA was $1,168.7 million (December 31, 2020 – $32.2 million), with an Adjusted EBITDA margin of 40.8% (December 31, 2020 – 2.8%), average net sales realization of $1,525 per ton (December 31, 2020 – $695 per ton) and costs of steel products sold of $829 per ton (December 31, 2020 – $647 per ton).

8

Steel Revenue and Cost of Sales

	October 1 to December 31			April 1 to December 31
	change	FY 2022	FY 2021	change		FY 2022	FY 2021
tons
Steel Shipments	é 0.9%	552,544	547,733	é	18.2%	1,749,942	1,480,243
millions of dollars
Revenue		$1,064.9	$430.0			$2,864.2	$1,156.4
Less:
Freight included in revenue		(41.2)	(36.7)			(124.9)	(103.1)
Non-steel revenue		(14.2)	(9.5)			(70.4)	(23.8)

Steel revenue	é163.0%	$1,009.5	$383.8	é	159.2%	$2,668.9	$1,029.5

Cost of steel revenue		$544.3	$385.9			$1,513.3	$1,034.7
Amortization included in cost of steel revenue		(21.4)	(22.7)			(64.0)	(65.2)
Carbon tax included in cost of steel revenue		(0.1)	(8.6)			1.0	(11.6)

Cost of steel products sold	é 47.4%	$522.8	$354.6	é	51.4%	$1,450.3	$957.9

dollars per ton
Revenue per ton of steel sold	é145.5%	$1,927	$785	é	109.6%	$1,637	$781
Cost of steel revenue per ton of steel sold	é 39.8%	$985	$705	é	23.7%	$865	$699
Average net sales realization on steel sales (i)	é160.6%	$1,827	$701	é	119.4%	$1,525	$695
Cost per ton of steel products sold	é 46.2%	$946	$647	é	28.1%	$829	$647

(i)	Represents Steel revenue (being Revenue less (a) Freight included in revenue and (b) Non-steel revenue) divided by the number of tons of Steel Shipments during the applicable period.

The Company’s NSR on steel sales (excluding freight) per ton shipped was $1,827 for the three month period ended December 31, 2021 (December 31, 2020 - $701), an increase of 160.6%. Steel revenue increased by 163.0% and steel shipment volumes increased by 0.9% during the three month period ended December 31, 2021, as compared to the three month period ended December 31, 2020. The overall increase in steel revenue is mainly due to increased steel prices compared to the three month period ended December 31, 2020 when the impacts of the COVID-19 pandemic were more pronounced.

For the nine month period ended December 31, 2021, the Company’s NSR on steel sales (excluding freight) per ton shipped was $1,525 (December 31, 2020 - $695), an increase of 119.4%. Steel revenue increased by 159.2% and steel shipment volumes increased by 18.2% during the nine month period ended December 31, 2021, as compared to the nine month period ended December 31, 2020. The overall increase in steel revenue and shipment volumes is primarily due to increased steel prices and demand due to the same reasons described above.

For the three month period ended December 31, 2021, the Company’s cost of steel products sold increased by 47.4% to $522.8 million (December 31, 2020 - $354.6 million) due primarily to an increase in purchase price of inputs (iron ore, scrap, alloys and natural gas), and increased employee profit sharing expense. Employee profit sharing expense has been calculated in accordance with the profit sharing agreement for the three month period ended December 31, 2021. For the three month period ended December 31, 2020, there were no employee profit sharing expenses.

9

For the nine month period ended December 31, 2021, the Company’s cost of steel products sold increased by 51.4% to $1,450.3 million (December 31, 2020 – $957.9 million) due primarily to an increase in the purchase price of inputs, employee profit sharing as described above, and in part, mostly due to an increase in steel shipments (18.2%). Employee profit sharing expense has been calculated in accordance with the profit sharing agreement and the appropriate accrual has been made for the nine month period ended December 31, 2021. For the nine month period ended December 31, 2020, there were no employee profit sharing expenses.

Further, the Government of Canada passed the Canada Emergency Wage Subsidy (“CEWS”) in response to the COVID-19 pandemic. For the three and nine month periods ended December 31, 2021, the Company did not receive CEWS funding. For the three and nine month periods ended December 31, 2020, the Company recorded a reduction of $4.5 million and $52.3 million, respectively, to the cost of steel products sold as a reduction to personnel costs, included therein, in connection with the CEWS program.

Non-steel Revenue

For the three month period ended December 31, 2021, the Company’s non-steel revenue was $14.2 million (December 31, 2020 - $9.5 million). The increase of $4.7 million was primarily due to increased sales of kish, high Sulphur iron and scrap rolls.

The Company’s non-steel revenue for the nine month period ended December 31, 2021 was $70.4 million (December 31, 2020 – $23.8 million). The increase of $46.6 million was mainly due to the sale of royalty rights ($20.0 million) and also due to increased sale of various by-products.

Administrative and Selling Expenses

	October 1 to December 31		April 1 to December 31
millions of dollars	FY 2022	FY 2021	FY 2022	FY 2021
Personnel expenses	$4.1	$7.3	$40.3	$17.7
Professional, consulting, legal and other fees	12.9	6.2	27.6	16.1
Software licenses	0.8	0.3	3.4	1.8
Amortization of intangible assets and non-production assets	0.1	0.1	0.3	0.3
Other administrative and selling	1.0	1.6	3.4	4.0

	$18.9	$15.5	$75.0	$39.9

As illustrated in the table above, the Company’s administrative and selling expenses for the three month period ended December 31, 2021, were $18.9 million (December 31, 2020 - $15.5 million). The increase in administrative and selling expenses of $3.4 million is mainly due to an increase in professional, consulting, insurance and other fees of $7.0 million which is partly offset by a decrease in personnel expenses of $3.2 million.

For the nine month period ended December 31, 2021, the Company’s administrative and selling expenses were $75.0 million (December 31, 2020 – $39.9 million). The increase in administrative and selling expenses of $35.1 million is mainly due to increased personnel expenses ($22.6 million) largely associated with employee profit sharing ($11.6 million), share-based compensation ($5.0 million), and CEWS funding received during the nine month period ended December 31, 2020 ($4.2 million). Further, professional, consulting, insurance and other fees increased by $11.8 million primarily due to the same reasons described above.

For the three and nine month periods ended December 31, 2021, the Company did not receive CEWS funding. For the three and nine month periods ended December 31, 2020, the Company recorded, respectively, a $0.3 million and $4.2 million reduction in administration and selling expenses as a reduction to personnel costs, included therein, in connection with the CEWS program.

10

Finance Costs, Finance Income, Interest on Pension and Other Post-employment Benefit Obligations, and Foreign Exchange Gains and Losses

The Company’s finance costs represent interest cost on the Company’s debt facilities, including the Revolving Credit Facility, Secured Term Loan Facility and Algoma Docks Term Loan Facility, described in the section entitled “Capital Resources - Financial Position and Liquidity” included elsewhere in this MD&A. Finance cost also includes the amortization of transaction costs related to the Company’s debt facilities and the accretion of the benefits in respect of the Company’s governmental loan facilities in respect of the interest free loan issued by, and the grant given by the Canadian federal government as well as the low interest rate loan issued from the Ontario provincial government, all of which are discussed below (Financial Resources and Liquidity - Cash Flow Used in Investing Activities) and the unwinding of discounts on the Company’s environmental liabilities.

	October 1 to December 31		April 1 to December 31
millions of dollars	FY 2022	FY 2021	FY 2022	FY 2021
Interest on the following facilities
Revolving Credit Facility	$—	$0.9	$0.1	$3.3
Secured Term Loan Facility	5.0	10.3	24.1	33.4
Algoma Docks Term Loan Facility	0.5	1.1	2.5	3.7
Revolving Credit Facility fees	0.5	0.4	1.2	0.9
Unwinding of issuance costs of debt facilities and discounts on environmental liabilities, and accretion of governmental loan benefits	8.1	3.3	15.4	10.2
Other interest expense	0.4	0.4	1.0	1.1

	$14.5	$16.4	$44.3	$52.6

As illustrated in the table above, the Company’s finance costs for the three and nine month periods ended December 31, 2021, were $14.5 million and $44.3 million, respectively compared to $16.4 million and $52.6 million for the three and nine month periods ended December 31, 2020 resulting in a decrease of $1.9 million and $8.3 million, respectively. The decrease in finance cost is primarily attributable to repayment in full of the Secured Term Loan Facility ($5.3 million and $9.3 million, respectively) and Algoma Docks Term Loan Facility ($0.6 million and $1.2 million, respectively) in November 2021. The finance cost associated with the Revolving Credit Facility decreased by $0.9 million and $3.2 million, respectively due to repayments on this facility.

The Company’s finance income for the three and nine month periods ended December 31, 2021, was $0.1 million compared to $0.3 million and $1.1 million, respectively, for the three and nine month periods ended December 31, 2020, representing a decline of $0.2 million and $1.0 million, due in part to interest income from tariff overpayments in the prior year which did not repeat in the current year and other interest income earned.

The Company’s interest in pension and other post-employment benefit obligations for the three and nine month periods ended December 31, 2021 was $2.9 million and $8.7 million, respectively, compared to $4.3 million and $12.9 million, respectively for the three and nine month periods ended December 31, 2020, due to a decrease in discount rates at March 31, 2021 that was used to determine the 2022 fiscal year pension benefit expense.

The Company’s foreign exchange loss for the three month period ended December 31, 2021 was $2.0 million compared to $35.4 million for the three month period ended December 31, 2020. For the nine month period ended December 31, 2021, the Company’s foreign exchange gain was $2.0 million compared to a loss of $66.6 million for the nine month period ended December 31, 2020. These foreign exchange movements reflect the effect of US dollar exchange rate fluctuations on the Company’s Canadian dollar denominated monetary assets and liabilities.

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Pension and Post-Employment Benefits

	October 1 to December 31		April 1 to December 31
millions of dollars	FY 2022	FY 2021	FY 2022	FY 2021
Recognized in income (loss) before income taxes:
Pension benefits expense	$6.1	$6.9	$18.3	$20.7
Post-employment benefits expense	2.9	3.2	8.7	9.6

	$9.0	$10.1	$27.0	$30.3

Recognized in other comprehensive icome (loss)
(pre-tax):
Pension benefits (gain) loss	$14.3	$(40.2)	$(58.2)	$52.9
Post-employment benefits loss	3.4	7.6	11.0	66.5

	$17.7	$(32.6)	$(47.2)	$119.4

	$26.7	$(22.5)	$(20.2)	$149.7

As illustrated in the table above, for the three month periods ended December 31, 2021 and December 31, 2020, the Company’s pension expense and post-employment benefit expense decreased by $0.8 million and $0.3 million, respectively, primarily due to an increase in beginning-of-year discount rates.

For the nine month periods ended December 31, 2021 and December 31, 2020, the Company’s pension expense and post-employment benefit expense decreased by $2.4 million and $0.9 million, respectively, primarily due to an increase in beginning-of-year discount rates.

As disclosed in Note 3 to the March 31, 2021 audited consolidated financial statements, all actuarial gains and losses that arise in calculating the present value of the defined benefit pension obligation net of assets and the defined benefit obligation in respect of other post-employment benefits, including the re-measurement components, are recognized immediately in other comprehensive income (loss). In accordance with IFRS, the Company makes an assessment at each reporting period-end as to whether the accrued pension liability and the accrued other post-employment benefit obligation have been significantly impacted by changes in market discount rates, curtailments, settlements, actual returns on defined benefit pension plan assets or other one-off events.

For the three month period ended December 31, 2021, the Company recorded an actuarially determined loss to the accrued defined pension liability and accrued other post-employment benefit obligation in other comprehensive loss of $14.3 million (December 31, 2020 – actuarial determined gain of $40.2 million), a difference of $54.5 million, due to a decrease in discount rates as at December 31, 2020 (down approximately 15 basis points from September 30, 2020). The loss as at December 31, 2020 was more than offset by an asset return of 6.18%, resulting in an overall gain for Q3 2021. The December 31, 2020 OCI adjustments are compared to the December 31, 2021 OCI adjustments which experienced a decrease in discount rates as at December 31, 2021 (down approximately 17 basis points from September 30, 2021) partially offset by an asset return of 5.83%, resulting in an overall loss for Q3 2022.

For the nine month period ended December 31, 2021, the Company recorded an actuarially determined gain to the accrued defined pension liability and accrued other post-employment benefit obligation in other comprehensive loss of $58.2 million (December 31, 2020 – actuarial determined loss of $52.9), a difference of $111.1 million, due primarily to a steep decrease in discount rates as at December 31, 2020 (down approximately 154 basis points from March 31, 2020). The loss as at December 31, 2020 was then partially offset by an asset return of 25.13%. The gain at December 31, 2021 was due primarily to a year-to-date asset return of 13.42% offset by a loss due to a decrease in discount rates (down approximately 19 basis points from March 31, 2021). These adjustments are required by IFRS when the accrued liability is significantly impacted by changes in market discount rates, curtailments, settlements, actual returns on defined benefit pension plan assets or other one-off events.

12

Carbon Taxes

On June 28, 2019, the Company became subject to the Federal Greenhouse Gas Pollution Pricing Act (the “Carbon Tax Act”). The Carbon Tax Act was enacted with retroactive effect to January 1, 2019. The Company has chosen to remove the costs associated with the Carbon Tax Act from Adjusted EBITDA to facilitate comparison with the results of its competitors in jurisdictions not subject to the Carbon Tax Act. For the three month period ended December 31, 2021, total Carbon Tax recognized in cost of sales was an expense of $0.1 million, compared to expense of $8.6 million in the three month period ended December 31, 2020. For the nine month period ended December 31, 2021, total Carbon tax recognized in cost of sales was a recovery of $1.0 million compared to expense of $11.6 million for the nine month period ended December 31, 2020. The decrease in Carbon tax is due to the purchase of output-based pricing system surplus credits and true up of estimate for the calendar year 2021. Carbon tax is primarily a function of the volume of our production, increasing as production increases.

Income Taxes

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective evidence has been the cumulative loss the Company has incurred over the first two years of its operations. However, over the past nine months, operations have provided evidence that there is sufficient taxable income to permit use of the existing deferred tax assets. As such, the Company has reflected a deferred tax liability of $93.7 million, net of a deferred tax asset ($12.4 million) at December 31, 2021 (March 31, 2020 – nil).

For the three and nine month periods ended December 31, 2021, the Company’s deferred income tax expense was $9.0 million and $105.5 million, respectively, with nil for the comparative periods ended December 31, 2020, due to net income before tax of $222.2 million compared to net loss of $73.5 million for the three month period ended December 31, 2020 and net income before tax of $835.7 million compared to net loss of $176.2 million for the nine month period ended December 31, 2020.

For the three and nine month periods ended December 31, 2021, the Company’s current income tax expense was $90.2 million and $116.1 million compared to nil for the comparative periods ended December 31, 2020 due to net income before tax of $222.2 million compared to net loss of $73.5 million for the three month period ended December 31, 2020 and net income before tax of $835.7 million compared to net loss of $176.2 million for the nine month period ended December 31, 2020.

For the nine month period ended December 31, 2021, the Company has fully utilized non-capital tax losses available of $306.5 million.

Adjusted EBITDA

The following table shows the reconciliation of Adjusted EBITDA to net income for the periods indicated:

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	October 1 to December 31		April 1 to December 31
millions of dollars	FY 2022	FY 2021	FY 2022	FY 2021
Net income (loss)	$123.0	$(73.5)	$614.1	$(176.2)
Amortization of property, plant and equipment and amortization of intangible assets	21.5	22.8	64.3	65.5
Finance costs	14.5	16.4	44.3	52.6
Interest on pension and other post-employment benefit obligations	2.9	4.3	8.7	12.9
Income taxes	99.2	—	221.6	—
Foreign exchange loss (gain)	2.0	35.4	(2.0)	66.6
Finance income	(0.1)	(0.3)	(0.1)	(1.1)
Inventory write-downs (amortization on property, plant and equipment in inventory)	—	(2.0)	—	0.3
Carbon tax	0.1	8.6	(1.0)	11.6
Change in fair value of warrant liability	(6.8)	—	(6.8)	—
Change in fair value of earnout liability	(33.6)	—	(33.6)	—
Change in fair value of share-based compensation liability	(2.9)	—	(2.9)	—
Transaction costs	12.3	—	21.5	—
Listing expense	235.6	—	235.6	—
Share-based compensation	(10.4)	—	5.0	—

Adjusted EBITDA	$457.3	$11.7	$1,168.7	$32.2

Net Income (Loss) Margin	11.5%	-17.1%	21.4%	-15.2%

Net Income (Loss) / ton	$222.57	$(134.19)	$350.93	$(119.03)

Adjusted EBITDA Margin	42.9%	2.7%	40.8%	2.8%

Adjusted EBITDA / ton	$827.60	$21.36	$667.84	$21.75

(i)	See “Non-IFRS Measures” for information regarding the limitations of using Adjusted EBITDA.
(ii)	Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.

Adjusted EBITDA for the three month period ended December 31, 2021 was $457.3 million, compared to $11.7 million for the three month period ended December 31, 2020, resulting in an increase of $445.6 million. The Adjusted EBITDA margin for the three month periods ended December 31, 2021 and December 31, 2020 was 42.9% and 2.7%, respectively. The Adjusted EBITDA per ton for the three month period ended December 31, 2021 was $827.60 and $21.36 for the three month period ended December 31, 2020.

Adjusted EBITDA for the nine month period ended December 31, 2021 was $1,168.7 million, compared to $32.2 million for the nine month period ended December 31, 2020, resulting in an increase of $1,136.5 million. The Adjusted EBITDA margin for the nine month periods ended December 31, 2021 and December 31, 2020 was 40.8% and 2.8%, respectively. The Adjusted EBITDA per ton for the nine month period ended December 31, 2021 was $667.84 and $21.75 for the nine month period ended December 31, 2020.

The increase in Adjusted EBITDA and improvement in Adjusted EBITDA margin for the three and nine month periods ended December 31, 2021 compared to the three and nine month periods ended December 31, 2020 was due primarily to increases in selling prices and, to a lesser extent, an increase in demand for steel products.

14

Financial Resources and Liquidity

Summary of Cash Flows

	October 1 to December 31		April 1 to December 31
millions of dollars	FY 2022	FY 2021	FY 2022	FY 2021
Operating Activities:
Cash generated by (used in) operating activities before changes in non-cash working capital and environmental liabilities paid	$374.4	$(2.9)	$1,034.5	$4.1
Net change in non-cash working capital	(54.5)	(45.2)	(212.0)	(128.1)
Environmental liabilities paid	(1.4)	(1.3)	(2.9)	(1.8)

Cash generated by (used in) operating activities	$318.4	$(49.4)	$819.6	$(125.8)

Investing activities
Acquisition of property, plant and equipment	$(29.6)	$(18.9)	$(73.6)	$(49.7)
Acquisition of intangible assets	(0.2)	—	(0.4)	—
Recovery (issuance) of parent company promissory note	2.2	—	2.2	(1.1)

Cash used in investing activities	$(27.6)	$(18.9)	$(71.8)	$(50.8)

Financing activities
Bank indebtedness advanced (repaid), net	$—	$70.1	$(86.9)	$(49.9)
Repayment of Secured Term Loan Facility	(380.0)	(0.9)	(381.8)	(2.9)
Repayment of Algoma Docks Term Loan Facility	(70.7)	(2.1)	(75.9)	(6.2)
Government loans received, net of benefit	—	0.4	—	6.6
Interest paid	(14.8)	(1.3)	(36.2)	(4.2)
Interest cost of right-of-use assets	—	(0.2)	—	(0.5)
Proceeds from issuance of shares	393.5	—	393.5	—
Other	(1.9)	(0.1)	(1.9)	(0.2)

Cash (used in) generated by financing activities	$(73.9)	$65.9	$(189.2)	$(57.3)

Effect of exchange rate changes on cash	$4.0	$(0.8)	$7.7	$(11.4)

Change in cash and equivalents during the period	$220.9	$(3.2)	$566.3	$(245.3)

As illustrated in the table above, the generation of cash for the three month period ended December 31, 2021 was $220.9 million, compared to the use of cash of $3.2 million for the three month period ended December 31, 2020. The increase in the generation of cash for the three month period ended December 31, 2021, as compared to the three month period ended December 31, 2020, was $224.1 million, and is primarily the result of the $367.8 million increase in cash generated by operating activities, a result of an increase in net income (net income of $123.0 million for the three month period ended December 31, 2021 compared to net loss of $73.5 million for the three month period ended December 31, 2020), for reasons described above. The increase in cash generated for the three month period ended December 31, 2021 was partially offset by the use of cash in financing activities (increased by $139.8 million) and investing activities (increased by $8.7 million), for reasons described below.

As illustrated in the table above, the generation of cash for the nine month period ended December 31, 2021 was $566.3 million, compared to the use of cash of $245.3 million for the nine month period ended December 31, 2020. The increase in the generation of cash for the nine month period ended December 31, 2021 as compared to the nine month period ended December

15

31, 2020, was $811.6 million, and is primarily the result of the $945.4 million increase in cash generated by operating activities, a result of an increase in net income (net income of $614.1 million for the nine month period ended December 31, 2021 compared to net loss of $176.2 million for the nine month period ended December 31, 2020), for reasons described above. The increase in cash generated for the nine month period ended December 31, 2021 was partially offset by the use of cash in financing activities (increased by $131.9 million) and investing activities (increased by $21.0 million) for reasons described below.

Cash Flow Generated by (Used In) Operating Activities

For the three and nine month periods ended December 31, 2021, the cash generated by operating activities was $318.4 million and $819.6 million, respectively (December 31, 2020 – use of cash—$49.4 million and $125.8 million, respectively). The increase in cash generated from operating activities for the three and nine month periods ended December 31, 2021 was primarily due to higher NSR.

The following table shows changes in the Company’s non-cash working capital for the periods indicated:

	October 1 to December 31		April 1 to December 31
millions of dollars	FY 2022	FY 2021	FY 2022	FY 2021
Accounts receivable	$(7.2)	$43.5	$(171.3)	$66.1
Inventories	(129.7)	(59.0)	(192.5)	(136.3)
Prepaid expenses, deposits and other current assets	22.3	(43.6)	(11.4)	(49.6)
Accounts payable and accrued liabilities	(15.4)	0.2	83.7	(50.1)
Taxes payable and accrued taxes	80.1	2.2	94.5	8.0
Derivative financial instruments (net)	(4.6)	0.6	(15.0)	0.6
Secured term loan interest payments in kind	—	10.9	—	33.2

Total	$(54.5)	$(45.2)	$(212.0)	$(128.1)

As illustrated in the table above, the Company’s use of cash due to changes in non-cash working capital during the three month period ended December 31, 2021 was $54.5 million (December 31, 2020 – $45.2 million), representing a net change of $9.3 million. The increase in the net change in working capital was due in part, to an increase in inventories ($70.7 million), a result of higher steel inventory on hand and impacts of rising prices of raw material, ore, scrap and natural gas. Further, the increase in net change in working capital was due in part, to a decrease in accounts payable and accrued liabilities ($15.6 million) for timing of vendor payments. This was offset, in part, by an increase in taxes payable and accrued taxes ($77.9 million) mostly due to net income before taxes for the three month period ended December 31, 2021 of $222.2 million compared to net loss of $73.5 million for the three month period ended December 31, 2020.

As illustrated in the table above, the Company’s use of cash due to changes in non-cash working capital during the nine month period ended December 31, 2021 was $212.0 million (December 31, 2020 – $128.1 million), representing a net change of $83.9 million. The increase in the net change in working capital was primarily due to an increase in accounts receivable ($237.4 million) driven by increased steel revenue ($1,639.4 million) and improved NSR (increased by 119.4%), increase in inventory ($56.2 million) due to reasons described above and increase in derivative financial instruments ($15.6 million). This was offset, in part, by an increase in accounts payable and accrued liabilities ($133.6 million), primarily due to profit sharing and share-based compensation. Further, this was offset by an increase in taxes payable and accrued taxes ($86.5 million) mainly due to net income before taxes for the nine month period ended December 31, 2021 of $835.7 million compared to net loss of $176.2 million for the nine month period ended December 31, 2020.

Cash Flow Used In Investing Activities

For the three and nine month periods ended December 31, 2021, cash used in investing activities was $27.6 million and $71.8 million, respectively (December 31, 2020 – $18.9 million and $50.8 million, respectively).

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Expenditures for the acquisition of property, plant and equipment for the three month periods ended December 31, 2021 and December 31, 2020 were $30.5 million and $20.5 million, respectively. In addition, the Company recorded benefits of $0.9 million (December 31, 2020 - $1.6 million) in respect of the interest free loan issued by, and the grant given by the Canadian federal government as well as the low interest rate loan issued from the Ontario provincial government, all of which are discussed below. The acquisition of property, plant and equipment net of benefits for the three month period ended December 31, 2021 was $29.6 million (December 31, 2020 - $18.9 million).

Expenditures for the acquisition of property, plant and equipment for the nine month periods ended December 31, 2021 and December 31, 2020 were $76.8 million and $59.3 million, respectively. In addition, the Company recorded benefits of $3.2 million (December 31, 2021 - $9.6 million) in respect of the interest free loan issued by, and the grant given by the Canadian federal government as well as the low interest rate loan issued from the Ontario provincial government, all of which are discussed below. The acquisition, of property, plant and equipment net of benefits for the nine month period ended December 31, 2021 was $73.6 million (December 31, 2020 - $49.7 million).

Cash Flow Used In Financing Activities

For the three month period ended December 31, 2021, cash used in financing activities was $73.9 million (December 31, 2020 – cash generated of $65.9 million). The Company repaid its Secured Term Loan Facility in full in November 2021 ($380.0 million) (December 31, 2020 - $0.9 million) and its Algoma Docks Term Loan Facility ($70.7 million) (December 31, 2020 – $2.1 million). In addition, during the three month period ended December 31, 2021, the Company received proceeds from issuance of shares as a result of the Merger transaction ($393.5 million). Further, the Company paid interest of $14.8 million (December 31, 2020 - $1.3 million) for the three month period ended December 31, 2021.

For the nine month period ended December 31, 2021, cash used in financing activities was $189.2 million (December 31, 2020 – $57.3 million). The Company made repayments of its Revolving Credit Facility totaling $104.2 million and drew down $17.3 million (December 31, 2020 – repaid $175.8 million and drew down $125.9 million). The Company repaid its Secured Term Loan Facility in full ($381.8 million) (December 31, 2020 - $2.0 million) and its Algoma Docks Term Loan Facility in full ($75.9 million (December 31, 2020 – $6.2 million). In addition, during the nine month period ended December 31, 2021, the Company received proceeds from issuance of shares as a result of the Merger transaction ($393.5 million). Further, the Company paid interest of $36.2 million (December 31, 2020 - $4.2 million) for the nine month period ended December 31, 2021.

Capital Resources - Financial Position and Liquidity

As at December 31, 2021, the Company had cash of $587.5 million (March 31, 2021 - $21.2 million), and had unused availability under its Revolving Credit Facility of $290.7 million (US$229.3 million) after taking into account $36.9 million (US$29.7 million) of outstanding letters of credit and borrowing base reserves. At March 31, 2021, the Company had drawn $90.1 million (US$71.7 million), and there was $200.8 (US$156.5 million) of unused availability after taking into account $27.4 million (US$21.8 million) of outstanding letters of credit and borrowing base reserves.

On November 30, 2018, the Company secured the following debt financing:

•	US$250.0 million in the form of a traditional asset-based revolving credit facility, with a maturity date of November 30, 2023;

•

a $60.0 million interest free loan from the Federal Economic Development Agency of the Government of Canada, through the Advanced Manufacturing Fund (the “Federal AMF Loan”). The Company will repay the loan in equal monthly installments beginning on April 1, 2022 with the final installment payable on March 1, 2028.; and

•

a $60.0 million low interest loan from the Ministry of Energy, Northern Development and Mines of the Province of Ontario (the “Provincial MENDM Loan”). The Company will repay the loan in monthly blended payments of principal and interest beginning on December 31, 2024 and ending on November 30, 2028.

17

On March 29, 2019, the Company secured an agreement with the Minister of Industry of the Government of Canada, whereby the Company will receive $15.0 million in the form of a grant and $15.0 million in the form of an interest free loan through the Federal Strategic Innovation Fund (the “Federal SIF”). The Company will repay the interest free loan portion of this funding in equal annual payments beginning on April 30, 2024 and ending on April 30, 2031.

On September 20, 2021, the Company secured an agreement with the Minister of Industry of the Government of Canada, whereby the Company will receive up to $200.0 million in the form of a loan to support the Company’s EAF transformation. The loan is provided through the Net Zero Accelerator initiative of the Federal Strategic Innovation Fund (the “Federal SIF”). Annual repayment of the SIF funding will be scalable based on Algoma’s greenhouse gas emission performance.

In November 2021, the Company repaid its Secured Term Loan Facility and Algoma Docks Term Loan Facility in full.

The Revolving Credit Facility, the Federal AMF Loan, the Provincial MENDM Loan and the Federal SIF agreements are expected to service the Company’s principal liquidity needs (to finance working capital, fund capital expenditures and for other general corporate purposes) until the maturity of these facilities.

The Revolving Credit Facility is governed by a conventional borrowing base calculation comprised of eligible accounts receivable plus eligible inventory plus cash. At December 31, 2021, there was no balance drawn on this facility as the Company repaid the entire Revolving Credit Facility balance. There was $290.7 million (US $229.3 million) of unused availability after taking into account $36.9 million (US $29.1 million) of outstanding letters of credit, and borrowing base reserves. The Company is required to maintain a calculated borrowing base. Any shortfall in the borrowing base will trigger a mandatory loan repayment in the amount of the shortfall, subject to certain cure rights including the deposit of cash into an account controlled by the agent. As at December 31, 2021, the Company did not draw from its Revolving Credit Facility as such complied with these requirements.

The Company anticipates making, on average, approximately $50-$60 million of capital expenditures annually to sustain existing production facilities. Furthermore, supported by its agreements with the federal and provincial governments and using the cash received as a result of the Merger, the Company anticipates making significant capital expenditures relating to its modernization and expansion program over the next five years, including substantial investment in EAF steelmaking.

On November 29, 2021, the Canada Infrastructure Bank (CIB) and the Company entered into a definitive agreement with respect to the CIB’s previously announced commitment to finance green house gas reduction industrial initiatives, including the transformational upgrade of the Company’s steelmaking processes at its facility in Sault Ste. Marie, Ontario. Under the terms of the agreement, the CIB will provide up to CDN $220 million in low cost financing towards the approximately CDN $700 million transformation to electric arc furnace (EAF) steelmaking.

The above capital sources and future cash flows from operating activities avail the Company of substantial financial resources to complete its proposed expansion plans. The Company’s business generates significant cash flow and the Company does not anticipate any issues with generating sufficient cash and cash equivalents, both in the short term and the long term, when combined with the cash made available as a result of the Merger and the PIPE Investment and under the SIF Funding and the CIB Funding, to meet its planned growth or to fund development activities.

18

Contractual Obligations and Off Balance Sheet Arrangements

The following table presents, at December 31, 2021, the Company’s obligations and commitments to make future payments under contracts and contingent commitments. The following figures assume that the December 31, 2021, Canadian/US dollar exchange rate of US$1.00 = $0.7888 remains constant throughout the periods indicated.

millions of dollars	Total	Less than 1 year	Year 2	Years 3-5	More than 5 years
Long-term governmental loans	$135.0	$7.5	$10.0	$68.1	$49.4
Purchase obligations	657.8	394.0	131.9	131.9	—
Environmental liabilities	77.7	4.9	5.1	12.9	54.8
Lease obligations	5.0	2.5	2.4	0.1	—

Total	$875.5	$408.9	$149.4	$213.0	$104.2

Purchase obligations, which represent the Company’s most significant contractual obligations across the periods indicated above, are comprised of contracts to purchase the raw materials required to manufacture the Company’s products and therefore contribute directly to the Company’s ability to generate revenue. The Company enters into such contracts on an ongoing basis based on its production requirements to secure favorable raw material pricing and consistency of supply. The majority of the Company’s purchase obligations mature in less than one year and are contracted based on the Company’s anticipated production, and the revenue generated from such production is applied to satisfy such purchase obligations.

Off balance sheet arrangements include letters of credit, and operating lease obligations as disclosed above. At December 31, 2021, the Company had $36.9 million (US$29.1 million) (March 31, 2021 - $27.4 million (US$21.8 million)) of outstanding letters of credit.

As discussed above, the Company maintains defined benefit pension plans and other post-employment benefit plans. At December 31, 2021, the Company’s net obligation in respect of its defined benefit pension plans was $115.1 million (March 31, 2021 - $170.1 million) and the Company’s obligation in respect of its other post-employment benefits plans was $309.7 million (March 31, 2021 – $297.8 million).

The Company’s obligations, commitments and future payments under contract are expected to be financed through cash flow from operations and funds from the Company’s Revolving Credit Facility. Any default in the Company’s ability to meet such commitments and future payments could have a material and adverse effect on the Company.

Related Party Transactions

As a result of the Merger, the Company is no longer a related party of Algoma Steel Parent S.C.A., and its commonly controlled affiliates. Further, Algoma Steel Parent S.C.A. settled its promissory note payable to the Company for $2.2 million (US $1.7 million) by receiving a net amount of $6.5 million (US $5.0 million) in exchange for settling this note payable with the return of capital of $8.3 million (US $6.7 million), as explained in Note 22. To facilitate this payment, the Company entered an agreement with its subsidiary, Algoma Steel Inc. to pay the net amount of $6.5 million (US $5.0 million) on its behalf. The Company settled the loan to its subsidiary, Algoma Steel Inc. with net proceeds from the merger transaction.

There are no ongoing contractual or other commitments with related parties.

Financial Instruments

The Company’s financial assets and liabilities (financial instruments) include cash, restricted cash, accounts receivable, margin payments, bank indebtedness, accounts payable and accrued liabilities, taxes payable and accrued taxes, derivative financial instruments, warrant liability, earnout liability and long-term governmental loans.

Financial assets and financial liabilities, including derivatives, are recognized when the Company becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. Financial instruments are disclosed in Note 25 to the December 31, 2021 condensed interim consolidated financial statements.

19

Critical Accounting Estimates

As disclosed in Note 5 of the March 31, 2021 audited consolidated financial statements, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the years.

Significant items subject to such estimates and assumptions include the going concern assessment, allowance for doubtful accounts, carrying amount and useful life of property, plant and equipment and intangible assets, defined benefit retirement plans and income tax expense and scientific research and development investment tax credits. Further, Note 28 to the condensed interim consolidated financial statements discloses the basis for determining the fair value of the warrant, earnout and share-based compensation liabilities. Actual results could differ from those estimates.

Going Concern Assessment

The Company continually monitors its ability to continue on a going concern basis. The Company assesses whether there are any indications that an impairment loss may have occurred. In doing so, the Company makes judgements, based on an internally generated short-term cash flow forecast, in concluding that there are no material uncertainties related to events or conditions that cast substantial doubt upon the Company’s ability to continue as a going concern. Judgements and estimates are made in forming assumptions of future activities, future cash flows and timing of those cash flows. Significant assumptions used in preparing the short-term cash flow forecast include, but are not limited to, short-term commodity prices, production volumes, reserves, operating costs, financing costs and development capital. Changes to these assumptions could affect the estimate of the Company’s available liquidity and conclusion as to whether there are material uncertainties related to events or conditions that cast substantial doubt upon the Company’s ability to continue as a going concern.

Allowance for doubtful accounts

Management analyzes accounts receivable to determine the allowance for doubtful accounts by assessing the collectability of receivables owing from each individual customer. This assessment takes into consideration certain factors including the age of outstanding receivable, customer operating performance, historical payment patterns and current collection efforts, relevant forward looking information and the Company’s security interests, if any.

Useful lives of property, plant and equipment and intangible assets

The Company reviews the estimated useful lives of property, plant and equipment and intangible assets at the end of each annual reporting period, and whenever events or circumstances indicate a change in useful life. Estimated useful lives of items of property, plant and equipment and intangible assets are based on a best estimate and the actual useful lives may be different. The useful life of property, plant and equipment and intangible assets affects the amount of amortization and the net book value disclosed in the Company’s financial statements.

Impairment of property, plant and equipment and intangible assets

Any accounting estimate related to impairment of property, plant and equipment and intangible assets require the Company to make assumptions about future cash flows and discount rates. Further, determining whether property, plant and equipment and intangible assets are impaired requires the Company to determine the recoverable amount of the cash generated unit (“CGU”) to which the asset is allocated. To determine the recoverable amount of the CGU, management is required to estimate its fair value. To calculate the value of the CGU in use, management determines expected future cash flows,

20

which involves, among other items, realization rates on future steel output, costs and volume of production, growth rate, and the estimated selling costs, using an appropriate weighted average cost of capital. Assumptions about future cash flows require significant judgement because actual operating levels have fluctuated in the past and are expected to do so in the future.

Defined Benefit Retirement Plans

The determination of employee benefit expense and obligations requires the use of assumptions such as the discount rate applied to determine the present value of all future cash flows expected in the plan. Since the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results could differ from estimated results which are based on assumptions.

Taxation

The Company computes an income tax provision in each of the jurisdictions in which it operates. Actual amounts of income tax expense and scientific research and experimental development investment tax credits only become final upon filing and acceptance of the returns by the relevant authorities, which occur subsequent to the issuance of the consolidated financial statements.

Additionally, the estimation of income taxes includes evaluating the recoverability of deferred income tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, (loss) income would be affected in a subsequent period. The Company will file tax returns that may contain interpretations of tax law and estimates. Positions taken and estimates utilized by the Company may be challenged by the relevant tax authorities. Rulings that alter tax returns filed may require adjustment in the future.

21

Selected Quarterly Information

(millions of dollars, except where otherwise noted)	2022			2021				2020
As at and for the three months ended[1]	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Financial results
Total revenue	$1,064.9	$1,010.2	$789.1	$638.5	$430.0	$377.0	$349.4	$502.2
Steel products	1,009.5	936.5	722.9	585.6	383.8	335.3	310.4	441.7
Non-steel products	14.2	31.8	24.4	5.6	9.5	6.9	7.4	8.8
Freight	41.2	41.9	41.8	47.3	36.7	34.8	31.6	51.7
Cost of sales	599.9	578.7	510.2	476.0	432.2	389.8	339.7	499.3
Administrative and selling expenses	18.9	29.4	26.7	32.5	15.5	11.9	12.5	13.7
Income (loss) from operations	446.1	402.1	252.2	130.0	(17.7)	(24.7)	(2.8)	(10.8)
Net income (loss)	123.0	288.2	203.3	100.1	(73.5)	(60.0)	(42.7)	19.4
Adjusted EBITDA (loss)	$457.3	$430.6	$280.8	$166.9	$11.7	$0	$20.5	$11.8
Per common share (diluted)[3]
Net income (loss)	$0.92	$4.02	$2.83	$1.40	$(1.02)	$(0.84)	$(0.59)	$0.27
Financial position
Total assets	$2,520.7	$2,185.7	$1,697.2	$1,553.9	$1,541.9	$1,554.4	$1,731.6	$1,829.7
Total non-current liabilities	640.1	1,038.8	1,002.5	1,031.5	1,184.7	1,236.2	1,220.1	1,094.5
Operating results
Average NSR per nt2	$1,827	$1,594	$1,185	$942	$701	$649	$746	$712
Adjusted EBITDA per nt2	827.6	733.1	460.3	268.2	21.4	0.0	49.2	19.0
Shipping volume (in thousands of nt)
Sheet	481	514	541	543	470	444	336	529
Plate	72	73	69	79	78	72	80	91

1	Period end date refers to the following: “Q4” - March 31, “Q3” - December 31, “Q2” - September 30 and “Q1” - June 30.

2	The definition and reconciliation of these non-IFRS measures are included in the “Non-IFRS Financial Measures” section of this MD&A.

3

Pursuant to the Merger Agreement with Legato as described in the “Merger Transaction” section of this MD&A, the Company effected a reserve stock split retroactively, such that each outstanding common share became such number of common shares, each valued at $10.00 per share, as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement), with such common shares subsequently distributed to the equity holders of the Company’s former

Trend Analysis

The Company’s financial performance for the third quarter of fiscal year end 2022 (“Q3 2022”) decreased from the second quarter of fiscal year end 2022 (“Q2 2022”), primarily due to listing expense as a result of the Merger. This was offset, in part, by increased steel revenue mostly due to higher average steel selling prices. The following discussion reflects the Company’s trend analysis in chronological order:

Revenue:

•

increased $48.9 million or 11% from $453.3 million in the third quarter of fiscal year end 2020 (“Q3 2020”) to $502.2 million in the fourth quarter of fiscal year end 2020 (“Q4 2020”), a result of increased steel revenue primarily due to higher selling prices of steel as average NSR per nt increased by $41.0 from $671 per nt in Q3 2020 to $712 per nt in Q4 2020. Further, steel shipments increased by 21 thousand nt or 4% from 599 thousand nt in Q3 2020 to 620 thousand nt in Q4 2020.

22

•

decreased $152.8 million or 30% from $502.2 million in Q4 2020 to $349.4 million in the first quarter of fiscal year end 2021 (“Q1 2021”), a result of decreased steel revenue mainly due to lower steel shipments, represented by a decline of 204 thousand nt or 33% from 620 thousand nt in Q4 2020 to 416 thousand nt in Q1 2021.

•

increased $27.6 million or 8% from $349.4 million in Q1 2021 to $377.0 million in the second quarter of fiscal year end 2021 (“Q2 2021”), a result of increased steel revenue due primarily to higher steel shipments, represented by an increase of 100 thousand nt or 24% from 416 thousand nt in Q1 2021 to 516 thousand nt in Q2 2021.

•

increased $53.0 million or 14% from $377.0 million in Q2 2021 to $430.0 million in the third quarter of fiscal year end 2021 (“Q3 2021”), a result of increased steel revenue mostly due to higher selling prices of steel as average NSR per nt increased by $51.3 from $649 per nt in Q2 2021 to $701 per nt in Q3 2021. Further, steel shipments increased by 31 thousand nt or 6% from 516 thousand nt in Q2 2021 to 547 thousand nt in Q3 2021.

•

increased $208.5 million or 48% from $430.0 million in Q3 2021 to $638.5 million in the fourth quarter of fiscal year end 2021 (“Q4 2021”), a result of increased steel revenue primarily due to higher selling prices of steel as average NSR per nt increased by $241 from $701 per nt in Q3 2021 to $942 per nt in Q4 2021. Further, steel shipments increased by 75 thousand nt or 14% from 547 thousand nt in Q3 2021 to 622 thousand nt in Q4 2021.

•

increased $150.6 million or 24% from $638.5 million in Q4 2021 to $789.1 million in Q1 2022, a result of increased steel revenue mainly due to higher selling price of steel as average NSR per nt increased by $243.3 from $942 per nt in Q4 2021 to $1,185 per nt in Q1 2022.

•

increased $221.1 million or 28% from $789.1 million in Q1 2022 to $1,010.2 million in Q2 2022, a result of increased steel revenue mostly due to higher selling price of steel as average NSR per nt increased by $409.5 from $1,185 per nt in Q1 2022 to $1,594 per nt in Q2 2022.

•

increased $54.7 million or 5% from $1,010.2 million in Q2 2022 to $1,064.9 million in Q3 2022, a result of increased steel revenue primarily due to higher selling prices of steel as average NSR per nt increased by $233 from $1,594 per nt in Q2 2022 to $1,827 per nt in Q3 2022.

Net income (loss):

•

of ($42.7) million in Q1 2021 decreased compared to $19.4 million in Q4 2020 primarily due to decrease in revenue of $152.8 million, a result of lower steel shipments, offset, in part by decrease in cost of sales ($159.6 million)

•

of ($60.0) million in Q2 2021 decreased compared to ($42.7) million in Q1 2021 mainly due to the increase in cost of sales of $50.1 million, offset, in part by an increase in revenue of $27.6 million, primarily a result of higher steel shipments.

•

of ($73.5) million in Q3 2021 decreased compared to ($60.0) million in Q2 2021 mostly due an increase in cost of sales of $42.4 million, offset, in part by an increase in revenue of $53.0 million due primarily to higher selling price of steel.

•

of $100.1 million in Q4 2021 increased compared to ($73.5) million in Q3 2021 mainly to due higher revenue of $208.5 million, a result of higher selling prices of steel and increased steel shipments and proportionately lower increase in cost of sales of $43.8 million.

•

of $203.6 million in Q1 2022 increased compared to $100.1 million in Q4 2021 due primarily to higher revenue (increased by $150.6 million), a result of higher selling prices of steel, proportionately lower increase in cost of sales of $34.2 million and lower administrative and selling expenses (decreased by $5.8 million).

•

of $288.2 million in Q2 2022 increased compared to $203.6 million in Q1 2022 primarily due to higher revenue of $221.1 million, a result of higher selling prices of steel with a proportionately lower increase in cost of sales of $68.5 million.

•

of $123.0 million in Q3 2022 decreased compared to $288.2 million in Q2 2022 mostly due to listing expense ($235.6 million) as a result of the Merger. This was offset, in part, by changes in fair value of warrant liability ($6.8 million), changes in fair value of earnout liability ($33.6 million), changes in fair value of share-based compensation liability ($2.9 million) and increased revenue due primarily to higher selling price of steel.

23

Exhibit 99.2

Condensed Interim Consolidated Financial Statements

ALGOMA STEEL GROUP INC.

(Unaudited)

As at December 31, 2021 and March 31, 2021

and for the three and nine month periods ended

December 31, 2021 and 2020

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Net Income (Loss)

(Unaudited)

	Three months ended December 31, 2021	Nine months ended December 31, 2021	Three months ended December 31, 2020	Nine months ended December 31, 2020
expressed in millions of Canadian dollars
Revenue (Note 4)	$1,064.9	$2,864.2	$430.0	$1,156.4
Operating expenses
Cost of sales (Note 5)	$599.9	$1,688.8	$432.2	$1,161.7
Administrative and selling expenses	18.9	75.0	15.5	39.9

Income (loss) from operations	$446.1	$1,100.4	$(17.7)	$(45.2)

Other income and expenses
Finance income	$(0.1)	$(0.1)	$(0.3)	$(1.1)
Finance costs (Note 6)	14.5	44.3	16.4	52.6
Interest on pension and other post-employment benefit obligations	2.9	8.7	4.3	12.9
Foreign exchange loss (gain)	2.0	(2.0)	35.4	66.6
Transaction costs	12.3	21.5	—	—
Listing expense (Note 28)	235.6	235.6	—	—
Change in fair value of warrant liability (Note 28)	(6.8)	(6.8)	—	—
Change in fair value of earnout liability (Note 28)	(33.6)	(33.6)	—	—
Change in fair value of share-based compensation liability	(2.9)	(2.9)	—	—

	$223.9	$264.7	$55.8	$131.0

Income (loss) before income taxes	$222.2	$835.7	$(73.5)	$(176.2)
Income tax expense (Note 20)	99.2	221.6	—	—

Net Income (loss)	$123.0	$614.1	$(73.5)	$(176.2)

Net income (loss) per common share
Basic (Note 27)	$1.15	$7.36	$(1.02)	$(2.46)
Diluted (Note 27)	$0.92	$6.75	$(1.02)	$(2.46)

See accompanying notes to the condensed interim consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

	Three months ended December 31, 2021	Nine months ended December 31, 2021	Three months ended December 31, 2020	Nine months ended December 31, 2020
expressed in millions of Canadian dollars
Net Income (loss)	$123.0	$614.1	$(73.5)	$(176.2)
Other comprehensive income (loss), net of income tax, that will be reclassified subsequently to profit or loss
Net unrealized income (loss) on cash flow hedges, net of tax recovery of $12.4 million for the three and nine months ended December 31, 2021, respectively, and nil for the three and nine months ended December 31, 2020 (Note 17)	$31.6	$26.7	$(31.9)	$(31.9)
Other comprehensive income (loss), net of income tax, that will not be reclassified subsequently to profit or loss
Foreign exchange loss (gain) on translation to presentation currency	$(8.7)	$7.4	$0.7	$(11.7)
Remeasurement of pension and other post-employment benefit obligations, net of tax nil, for the three and nine months ended December 31, 2021 and for the three and months ended (Notes 18, 19)	$(17.7)	$47.2	$32.6	$(119.4)

	$5.2	$81.3	$1.4	$(163.0)

Total comprehensive income (loss)	$128.2	$695.4	$(72.1)	$(339.2)

See accompanying notes to the condensed interim consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

As at,	December 31, 2021	March 31, 2021
expressed in millions of Canadian dollars
Assets
Current
Cash (Note 7)	$587.5	$21.2
Restricted cash (Note 7)	3.9	3.9
Taxes receivable	2.9	—
Accounts receivable, net (Note 8)	452.1	274.6
Inventories, net (Note 9)	615.6	415.3
Prepaid expenses and deposits	116.0	74.6
Margin payments (Note 17)	19.0	49.4
Other assets	5.7	3.8

Total current assets	$1,802.7	$842.8

Non-current
Property, plant and equipment, net (Note 10)	$713.6	$699.9
Intangible assets, net (Note 11)	1.6	1.5
Parent company promissory note receivable (Note 23)	—	2.2
Other assets	2.8	7.5

Total non-current assets	$718.0	$711.1

Total assets	$2,520.7	$1,553.9

Liabilities and Shareholder’s Equity
Current
Bank indebtedness (Note 12)	$—	$90.1
Accounts payable and accrued liabilities (Note 13)	281.1	163.8
Taxes payable and accrued taxes (Note 14)	125.9	27.2
Current portion of other long-term liabilities	0.2	—
Current portion of long-term debt (Note 15)	—	13.6
Current portion of governmental loans (Note 16)	7.5	—
Current portion of environmental liabilities	4.9	4.5
Derivative financial instruments (Note 17)	19.4	49.4
Warrant liability (Note 28)	87.7	—
Earnout liability (Note 28)	501.6	—

Total current liabilities	$1,028.3	$348.6

Non-current
Long-term debt (Note 15)	$—	$439.3
Long-term governmental loans (Note 16)	85.2	86.4
Accrued pension liability	115.1	170.1
Accrued other post-employment benefit obligation	309.7	297.8
Other long-term liabilities	3.4	2.5
Environmental liabilities	33.0	35.4
Deferred income tax liabilities (Note 20)	93.7	—

Total non-current liabilities	$640.1	$1,031.5

Total liabilities	$1,668.4	$1,380.1

Shareholder’s equity
Capital stock (Note 22)	$943.9	$409.5
Accumulated other comprehensive income	90.8	9.5
Deficit	(156.5)	(249.3)
Contributed surplus	(25.9)	4.1

Total shareholder’s equity	$852.3	$173.8

Total liabilities and shareholder’s equity	$2,520.7	$1,553.9

See accompanying notes to the condensed interim consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Changes in Shareholder’s Equity

(Unaudited)

expressed in millions of Canadian dollars	Capital stock	Contributed Surplus	Foreign exchange (gain) loss on translation to presentation currency	Actuarial gain (loss) on pension and other post- employment benefit obligation, net of tax	Cash flow hedge reserve - unrealized loss (Note 17)	Accumulated other compre- hensive income (loss)	Retained earnings (deficit)	Total Shareholder’s equity
Balance at March 31, 2021	$409.5	$4.1	(0.9)	$75.2	$(64.8)	$9.5	$(249.3)	$173.8
Net income	—	—	—	—	—	—	614.1	614.1
Other comprehensive income	—	—	7.4	47.2	26.7	81.3	—	81.3
Exercise of performance share units, net of director units reclassified (Note 28)	—	(30.0)	—	—	—	—	—	(30.0)
Issuance of capital stock (Note 22)	542.7	—	—	—	—	—	—	542.7
Return of capital (Note 22)	(8.3)	—	—	—	—	—	—	(8.3)
Earnout rights (Note 28)	—	—	—	—	—	—	(521.3)	(521.3)

Balance at December 31, 2021	$943.9	$(25.9)	$6.5	$122.4	$(38.1)	$90.8	$(156.5)	$852.3

Balance at March 31, 2020	$409.5	$—	—	$52.2	$—	$63.6	$(173.2)	$299.9
Net loss	—	—	—	—	—	—	(176.2)	(176.2)
Other comprehensive loss	—	—	(11.7)	(119.4)	(31.9)	(163.0)	—	(163.0)

Balance at December 31, 2020	$409.5	$—	(11.7)	$(67.2)	$(31.9)	$(99.4)	$(349.4)	$(39.3)

See accompanying notes to the condensed interim consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended December 31, 2021	Nine months ended December 31, 2021	Three months ended December 31, 2020	Nine months ended December 31, 2020
expressed in millions of Canadian dollars
Operating activities
Net Income (loss)	$123.0	$614.1	$(73.5)	$(176.2)
Items not affecting cash:
Amortization of property, plant and equipment and intangible assets	21.5	64.3	22.8	65.5
Deferred income tax expense (Note 20)	9.0	105.5	—	—
Pension expense in excess of funding (pension funding in excess of expense)	4.0	0.7	(7.6)	(23.0)
Post-employment benefit funding in excess of expense	(1.6)	(5.1)	(2.1)	(6.2)
Unrealized foreign exchange loss (gain) on:
accrued pension liability	0.5	(0.3)	14.3	28.6
post-employment benefit obligations	1.4	(2.8)	14.8	30.2
Finance costs (Note 6)	14.5	44.3	16.4	52.6
Interest on pension and other post-employment benefit obligations	2.9	8.7	4.3	12.9
Accretion of governmental loans and environmental liabilities	3.1	9.1	2.4	7.8
Unrealized foreign exchange loss (gain) on government loan facilities	0.4	(0.8)	3.7	7.9
Changes in fair value of warrant liability (Note 28)	(6.8)	(6.8)	—	—
Changes in fair value of earnout liability (Note 28)	(33.6)	(33.6)	—	—
Changes in fair value of share-based compensation liability	(2.9)	(2.9)	—	—
Listing expense (Note 28)	235.6	235.6	—	—
Other	3.4	4.5	1.6	4.0

	$374.4	$1,034.5	$(2.9)	$4.1
Net change in non-cash operating working capital (Note 23)	(54.5)	(212.0)	(45.2)	(128.1)
Environmental liabilities paid	(1.4)	(2.9)	(1.3)	(1.8)

Cash generated by (used in) operating activities	$318.4	$819.6	$(49.4)	$(125.8)

Investing activities
Acquisition of property, plant and equipment (Note 10)	$(29.6)	$(73.6)	$(18.9)	$(49.7)
Acquisition of intangible asset (Note 11)	(0.2)	(0.4)	—	—
Recovery (issuance) of parent company promissory note receivable (Note 24)	2.2	2.2	—	(1.1)

Cash used in investing activities	$(27.6)	$(71.8)	$(18.9)	$(50.8)

Financing activities
Bank indebtedness advanced (repaid), net (Note 12)	$—	$(86.9)	$70.1	$(49.9)
Repayment of Secured Term Loan (Note 15)	(380.0)	(381.8)	(0.9)	(2.9)
Repayment of Algoma Docks Term Loan Facility	(70.7)	(75.9)	(2.1)	(6.2)
Governmental loans received, net of benefit (Note 16)	—	—	0.4	6.6
Interest paid	(14.8)	(36.2)	(1.3)	(4.2)
Interest cost paid on right-of-use assets	—	—	(0.2)	(0.5)
Proceeds from issuance of shares	393.5	393.5	—	—
Other	(1.9)	(1.9)	(0.1)	(0.2)

Cash (used in) generated by financing activities	$(73.9)	$(189.2)	$65.9	$(57.3)

Effect of exchange rate changes on cash	$4.0	$7.7	$(0.8)	$(11.4)
Cash
Change	220.9	566.3	(3.2)	(245.3)
Opening balance	366.6	21.2	22.9	265.0

Ending balance (Note 7)	$587.5	$587.5	$19.7	$19.7

See accompanying notes to the condensed interim consolidated financial statements

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

1.	GENERAL INFORMATION

Algoma Steel Group Inc., formerly known as 1295908 B.C. Ltd. (the “Company”), was incorporated on March 23, 2021 under the Business Corporations Act of British Columbia solely for the purpose of purchasing Algoma Steel Holdings Inc. under section 85(1) of the Income Tax Act (Canada) effecting the purchase on an income tax-deferred basis. The purchase transaction was completed on March 29, 2021. Algoma Steel Group Inc. is the parent holding company of Algoma Steel Inc. and does not conduct any business operations. The address of the Company’s registered office is 1600-295 Georgia Street West, Vancouver, British Columbia, Canada.

Algoma Steel Inc. (“ASI”), the operating company and a wholly-owned subsidiary of Algoma Steel Holdings Inc. was incorporated on May 19, 2016 under the Business Corporations Act of British Columbia. The Company is an integrated steel producer with its active operations located entirely in Sault Ste. Marie, Ontario, Canada. The Company produces sheet and plate products that are sold primarily in Canada and the United States.

The condensed interim consolidated financial statements of the Company as at December 31, 2021 and March 31, 2021 and for the three and nine month periods ended December 31, 2021 and 2020 are comprised of the Company and its wholly-owned subsidiaries as follows:

•	Algoma Steel Holdings Inc.

•	Algoma Steel Intermediate Holdings Inc.

•	Algoma Steel Inc.

•	Algoma Steel Inc. USA

•	Algoma Docks GP Inc.

•	Algoma Docks Limited Partnership

2.	BASIS OF PRESENTATION

Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

Certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in Note 5 of the Company’s annual consolidated financial statements for the years ended March 31, 2021 and Note 28 of these condensed interim consolidated financial statements. The accounting policies and accounting judgements used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the Company’s annual consolidated financial statements, except for adoption of new or amended accounting standards as disclosed in Note 3.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the years ended March 31, 2021 and March 31, 2020.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

2.	BASIS OF PRESENTATION (continued)

These condensed interim consolidated financial statements have been approved by the Board of Directors, and authorized for issuance on February 9, 2022.

Basis of presentation

The condensed interim consolidated financial statements have been prepared on a going concern assumption using historical cost basis, except for certain financial instruments that are measured at fair value, as explained in the accounting policies disclosed in Note 3 to the Company’s annual consolidated financial statements for the years ended March 31, 2021 and March 31, 2020 and Note 24 and Note 28 of the condensed interim consolidated financial statements. Historical cost is generally based on the fair value of the consideration given in exchange for assets. The going concern assumption assumes the realization of assets and the discharge of liabilities in the normal course of business.

Functional and presentation currency

The Company’s functional currency is the United States dollar (“US dollar” and “US $”). The US dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. The items included in the condensed interim consolidated financial statements are measured using the US dollar.

The condensed interim consolidated financial statements are presented in millions of Canadian dollars (“$”).

3.	FUTURE ACCOUNTING CHANGES

Standards and Interpretations issued and not yet adopted

Proceeds before Intended Use

IAS 16 “Property, Plant and Equipment (PPE)” sets out an amendment prohibiting an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. The application of this amendment is not expected to have a significant impact on the financial position and performance of the Company, or on the Company’s financial reporting. The amendment is effective for annual reporting periods beginning on or after January 1, 2022.

Cost of Fulfilling a Contract

IAS 37 “Provisions, contingent liabilities and contingent assets” sets out an amendment clarifying the meaning of “costs to fulfil a contract”. The amendment clarifies that, before a separate provision for an onerous contract is established, an entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract, rather than on assets dedicated to that contract. The application of this amendment is not expected to have a significant impact on the financial position and performance of the Company, or on the Company’s financial reporting. The amendment is effective for annual reporting periods beginning on or after January 1, 2022.

Amended Disclosure for Accounting Policies

IAS 1 “Presentation of Financial Statements” sets out amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The application of this amendment is not expected to have a significant impact on the financial position and performance of the Company, or on the Company’s financial reporting. The amendments are effective for annual reporting periods beginning on or after January 1, 2023.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

3.	FUTURE ACCOUNTING CHANGES (continued)

Amended Scope of Recognition

IAS 12 “Income Taxes” sets out amendments that narrow the scope of recognition exemption in paragraphs 15 and 24 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The application of this amendment is not expected to have a significant impact on the financial position and performance of the Company, or on the Company’s financial reporting. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early adoption is permitted.

Definition of Accounting Estimates

IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” sets out amendments introducing the definition of an accounting estimate and include other amendments to assist entities distinguish changes in accounting estimates from changes in accounting policies. The application of this amendment is not expected to have a significant impact on the financial position and performance of the Company, or on the Company’s financial reporting. The amendment is effective for annual reporting periods beginning on or after January 1, 2023 and changes in accounting estimates that occur on or after the start of that period. Early adoption is permitted.

4.	REVENUE

The Company is viewed as a single business segment involving steel production for purposes of internal performance measurement and resource allocation.

	Three months ended December 31, 2021	Nine months ended December 31, 2021	Three months ended December 31, 2020	Nine months ended December 31, 2020
Total revenue is comprised of:
Sheet & Strip	$872.2	$2,334.2	$319.6	$833.8
Plate	137.3	334.7	64.2	195.7
Freight	41.2	124.9	36.7	103.1
Non-steel revenue	14.2	70.4	9.5	23.8

	$1,064.9	$2,864.2	$430.0	$1,156.4

The geographical distribution of total revenue is as follows:
Sales to customers in Canada	$320.5	$951.5	$190.9	$514.0
Sales to customers in the United States	713.3	1,844.3	233.3	630.1
Sales to customers in the rest of the world	31.1	68.4	5.8	12.3

	$1,064.9	$2,864.2	$430.0	$1,156.4

For the three and nine month periods ended December 31, 2021, sales of $123.9 million and $316.0 million, respectively, to one customer represented greater than 10% of total revenue. For the three and nine month periods ended December 31, 2020, sales to any one customer did not represent greater than 10% of total revenue.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

5.	COST OF SALES

	Three months ended December 31, 2021	Nine months ended December 31, 2021	Three months ended December 31, 2020	Nine months ended December 31, 2020
Total cost of sales is comprised of:
Cost of steel revenue	$544.3	$1,513.3	$385.9	$1,034.8
Cost of freight revenue	41.4	125.1	36.8	103.1
Cost of non-steel revenue	14.2	50.4	9.5	23.8

	$599.9	$1,688.8	$432.2	$1,161.7

Inventories recognized as cost of sales:	$558.5	$1,563.7	$395.4	$1,058.6

Net inventory write-downs as a result of net realizable value lower than cost included in cost of sales:	$1.0	$2.1	$—	$2.5

Amortization included in cost of steel revenue for the three and nine month periods ended December 31, 2021 was $21.4 million and $64.0 million, respectively. Amortization included in cost of steel revenue for the three and nine month periods ended December 31, 2020 was $22.7 million and $65.2 million, respectively.

Government Grant (Canada Emergency Wage Subsidy)

The Government of Canada passed the CEWS (Canada Emergency Wage Subsidy) in response to the COVID-19 pandemic. For the three and nine month periods ended December 31, 2021, the Company did not receive CEWS funding. For the three and nine month periods ended December 31, 2020, the Company recorded, in cost of steel revenue, a $4.5 million and $52.3 million, respectively as a reduction to personnel expenses in connection with the CEWS program.

Federal Greenhouse Gas Pollution Pricing Act

On June 28, 2019, the Company became subject to the Federal Greenhouse Gas Pollution Pricing Act (the “Carbon Tax Act”). The Carbon Tax Act was enacted with retroactive effect to January 1, 2019. During the three month period ended December 31, 2021 total Carbon Tax recognized as a recovery in cost of sales was $0.1 million. For the nine month period ended December 31, 2021 total Carbon Tax recognized in cost of sales as an expense was $1.0 million. For the three and nine month periods ended December 31, 2020, total Carbon Tax recognized in cost of sales as an expense was $8.6 million and $11.6 million, respectively.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

6.	FINANCE COSTS

	Three months ended December 31, 2021	Nine months ended December 31, 2021	Three months ended December 31, 2020	Nine months ended December 31, 2020
Finance costs are comprised of:
Interest on the Revolving Credit Facility (Note 12)	$—	$0.1	$0.9	$3.3
Interest on the Secured Term Loan Facility (Note 15)	5.0	24.1	10.3	33.4
Interest on the Algoma Docks Term Loan Facility (Note 15)	0.5	2.5	1.1	3.7
Other interest expense	0.4	1.0	0.4	1.1
Revolving Credit Facility fees	0.5	1.2	0.4	0.9
Unwinding of issuance costs of debt facilities (Note 12 and Note 15)	8.1	15.4	3.3	10.2

	$14.5	$44.3	$16.4	$52.6

As disclosed in Note 15, on April 1, 2020, July 1, 2020 and October 1, 2020 management elected to pay the interest due on the Secured Term Loan Facility in kind for interest accrued during the period April to September 2020. The interest expense on the Secured Term Loan Facility in respect of this 1% premium was $0.9 million (US $0.7 million) and $2.9 million (US $2.1 million), respectively during the three and nine month periods ended December 31, 2020.

7.	CASH AND RESTRICTED CASH

At December 31, 2021, the Company had $587.5 million of cash (March 31, 2021 – $21.2 million) and restricted cash of $3.9 million (March 31, 2021 – $3.9 million).    Restricted cash was held to provide collateral for letters of credit and other obligations of the Company at both December 31, 2021 and March 31, 2021.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

8.	ACCOUNTS RECEIVABLE, NET

As at,	December 31, 2021	March 31, 2021
The carrying amount of:
Trade accounts receivable	$434.7	$259.3
Allowance for doubtful accounts	(2.0)	(1.8)
Governmental loan claims receivable
Federal Advanced Manufacturing Fund (“Federal AMF”) Loan	—	6.0
Federal Ministry of Industry, Strategic Innovation Fund (“Federal SIF”) Agreement	3.0	3.0
Canada Emergency Wage Subsidy receivable	—	0.5
Northern Industrial Electricity Rate program rebate receivable	2.7	2.6
Ontario Workplace Safety and Insurance Board New Experimental Experience Rating rebate receivable	1.5	1.5
Other accounts receivable	12.2	3.5

	$452.1	$274.6

Allowance for doubtful accounts

As at,	December 31, 2021	March 31, 2021
Opening balance	$(1.8)	$(0.7)
Net remeasurement of loss allowance	(0.2)	0.6
Amounts written off	—	(1.7)

Ending balance	$(2.0)	$(1.8)

9.	INVENTORIES, NET

As at,	December 31, 2021	March 31, 2021
The carrying amount of:
Raw materials and consumables	$403.8	$278.3
Work in progress	158.3	109.2
Finished goods	53.5	27.8

	$615.6	$415.3

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

10.	PROPERTY PLANT AND EQUIPMENT, NET

As at,	December 31, 2021	March 31, 2021
The carrying amount of:
Freehold land	$6.2	$6.2
Buildings	41.1	44.5
Machinery and equipment	611.2	614.7
Computer hardware	0.4	0.5
Right-of-use assets	2.6	1.6
Property under construction	52.1	32.4

	$713.6	$699.9

Amortization of property, plant and equipment

Amortization of property, plant and equipment for the three and nine month periods ended December 31, 2021, was $21.5 million and $64.3 million, respectively. Amortization of property, plant and equipment for the three and nine month periods ended December 31, 2020, was $21.2 million and $65.5 million, respectively. Amortization included in inventories at December 31, 2021, amounted to $7.6 million (March 31, 2021 - $5.6 million).

Acquisitions and disposals

During the three month period ended December 31, 2021, property, plant and equipment were acquired at an aggregate net cost of $29.6 million (December 31, 2020 – $18.9 million); comprised of property, plant and equipment acquired with a total cost of $30.5 million (December 31, 2020 - $20.5 million), against which the Company recognized benefits totalling $0.9 million (December 31, 2020 - $1.6 million) in respect of the governmental loans and the governmental grant discussed in Note 16. During the nine month period ended December 31, 2021, property, plant and equipment were acquired at an aggregate net cost of $73.6 million (December 31, 2020 - $49.7 million); comprised of property, plant and equipment acquired with a total cost of $76.8 million (December 31, 2020 - $59.3 million), against which the Company recognized benefits totalling $3.2 million (December 31, 2020 - $9.6 million) in respect of the governmental loans and the government grants discussed in Note 16.

During the three month period ended December 31, 2021, the Company did not dispose of any property, plant and equipment. During the nine month period ended December 31, 2021, the Company disposed of property, plant and equipment with a cost of $0.3 million, which resulted in a net gain of $0.3 million. For the three and nine month periods ended December 31, 2020, the Company did not dispose of any property, plant and equipment.

11.	INTANGIBLE ASSETS, NET

As at,	December 31, 2021	March 31, 2021
The carrying amount of:
Software	$1.6	$1.5

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

11.	INTANGIBLE ASSETS, NET (continued)

Amortization of intangible assets

Amortization of intangible assets for the three and nine month periods ended December 31, 2021, was $0.1 million and $0.3 million, respectively. Amortization of intangible assets for the three and nine month periods ended December 31, 2020, was $0.2 million and $0.4 million, respectively.

Acquisitions and disposals

During the three and nine month periods ended December 31, 2021, intangible assets were acquired at a cost of $0.2 million and $0.4 million, respectively. During the three and nine month periods ended December 31, 2020, the Company did not acquire any intangible assets.

12.	BANK INDEBTEDNESS

On November 30, 2018, the Company obtained US $250.0 million in the form of a traditional asset-based revolving credit facility (the “Revolving Credit Facility”). The Revolving Credit Facility is secured by substantially all of the Company’s assets. Under the General Security Agreement, the Revolving Credit Facility has a priority claim on the accounts receivable and the inventories of the Company and a secondary claim on the rest of the Company’s assets. The Revolving Credit Facility bears interest at a rate of London Inter-Bank Overnight Rate (“LIBOR”) plus an applicable margin of 1.5%.

At December 31, 2021, there was no balance drawn on this facility as the Company repaid the entire Revolving Credit Facility balance. There was $290.7 million (US $229.3 million) of unused availability after taking into account $36.9 million (US $29.1 million) of outstanding letters of credit, and borrowing base reserves. At March 31, 2021, the Company had drawn $90.1 million (US $71.7 million), and there was $200.8 million (US $156.5 million) of unused availability after taking into account $27.4 million (US $21.8 million) of outstanding letters of credit and borrowing base reserves.

Transaction costs related to the Revolving Credit Facility amounted to $7.0 million, and are disclosed as other non-current assets in the condensed interim consolidated statements of financial position, and have been amortized on a straight-line basis over the life of this facility, which has an initial maturity date of November 30, 2023. At December 31, 2021, the unamortized transaction costs related to the Revolving Credit Facility were $2.5 million (March 31, 2021 - $3.5 million).

Reconciliation of liabilities arising from financing activities

The changes in the Company’s bank indebtedness for the nine month period ended December 31, 2021 arising from financing activities are presented below:

Balance at March 31, 2021	$90.1
Revolving Credit Facility drawn	17.3
Repayment of Revolving Credit Facility	(104.2)
Foreign exchange	(3.2)

Balance at December 31, 2021	$—

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at,	December 31, 2021	March 31, 2021
The carrying amount of:
Accounts payable	$107.8	$53.3
Accrued liabilities	67.5	58.3
Wages and accrued vacation payable	105.8	52.2

	$281.1	$163.8

14.	TAXES PAYABLE AND ACCRUED TAXES

As at,	December 31, 2021	March 31, 2021
The carrying amount of:
Payroll taxes payable	$4.9	$3.5
Sales taxes payable	1.4	3.5
Carbon tax accrual	2.8	20.2
Income taxes payable	116.8	—

	$125.9	$27.2

15.	LONG-TERM DEBT

As at,	December 31, 2021	March 31, 2021
The carrying amount of:
Secured Term Loan Facility due November 30, 2025
Current portion	$—	$3.6
Long-term portion	—	378.3

	$—	$381.9

Algoma Docks Term Loan Facility due May 31, 2025
Current portion	$—	$11.1
Long-term portion	—	64.9

	$—	$76.0

Less: unamortized financing costs
Current portion	$—	$1.1
Long-term portion	—	3.9

	$—	$5.0

	$—	$452.9

Current portion of long-term debt	$—	$13.6
Long-term portion of long-term debt	—	439.3

	$—	$452.9

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

15.	LONG-TERM DEBT (continued)

The Company repaid its Secured Term Loan and Algoma Docks Term Loan Facilities in full in November 2021. During the three and nine month periods ended December 31, 2021, the Company paid, in cash, interest of $5.0 million and $24.1 million, respectively on the Secured Term Loan Facility. On April 1, 2020, July 1, 2020 and October 1, 2020 management elected to pay the interest due on the Secured Term Loan Facility in kind which resulted in a 1% premium. The April 1, 2020, July 1, 2020 and October 1, 2020 payments in kind were $11.3 million (US $8.0 million), $11.0 million (US $8.1 million) and $10.9 million (US $8.3 million), respectively and resulted in a corresponding increase in the principal amount of the Secured Term Loan Facility.

Reconciliation of liabilities arising from financing activities

The changes in the Company’s long-term debt facilities arising from financing activities are presented below:

	Secured Term Loan Facility	Algoma Docks Term Loan Facility
Balance at March 31, 2021	$377.0	$76.0
Facility repayment	(381.8)	(75.9)
Unwinding of issuance costs of debt facility	5.2	—
Foreign exchange	(0.4)	(0.1)

Balance at December 31, 2021	$0.0	$0.0

Secured Term Loan Facility

On November 30, 2018, the Company secured $378.8 million (US $285.0 million) in the form of a Secured Term Loan Facility (the “Secured Term Loan Facility”). Substantially all of the Company’s assets secured the Secured Term Loan Facility. Under the General Security Agreement, the Secured Term Loan Facility had a second claim on the accounts receivable and the inventories of the Company and a priority claim on the rest of the Company’s assets. The facility bore interest at LIBOR plus 8.5%. The Term Loan Facility had an initial maturity date of November 30, 2025, and was repayable in quarterly payments of US $0.7 million with the remaining balance due at maturity. The Company repaid its Secured Term Loan Facility in full in November 2021.

Algoma Docks Term Loan Facility

On November 30, 2018, the Company secured $97.0 million (US $73.0 million) in the form of a Term Loan Facility (the “Algoma Docks Term Loan Facility”). Certain of the Company’s port assets secured the Algoma Docks Term Loan Facility. Under the General Security Agreement, the Term Loan Facility had a first priority claim over all present and future property of certain of the Company’s subsidiaries. The facility bore interest at LIBOR plus 5%. The Algoma Docks Term Loan Facility had a maturity date of May 30, 2025. The Company repaid its Algoma Docks Secured Term Loan Facility in full in November 2021.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

16. GOVERNMENTAL LOANS

As at,	December 31, 2021	March 31, 2021
The carrying amount of:
Long-term portion
Federal AMF Loan, denominated in Canadian dollars, due March 1, 2028	$35.5	$39.7
Provincial MENDM Loan, denominated in Canadian dollars, due November 30, 2028	41.1	38.7
Federal SIF Agreement loan, denominated in Canadian dollars, due April 30, 2031	8.6	8.0

	$85.2	$86.4

Current portion
Federal AMF Loan, denominated in Canadian dollars	$7.5	$—

	$92.7	$86.4

The changes in the Company’s governmental loan facilities arising from financing activities are presented below:

	Governmental Loan Issued	Governmental loan benefit recognized immediately	Acretion of governmental loan benefit	Carrying value
Federal AMF Loan
Balance at March 31, 2021	$60.2	$(26.5)	$6.0	$39.7
	—	—	3.3	3.3

Balance at December 31, 2021	$60.2	$(26.5)	$9.3	$43.0

Provincial MENDM Loan
Balance at March 31, 2021	$59.9	$(26.4)	$5.2	$38.7
	—	—	2.4	2.4

Balance at December 31, 2021	$59.9	$(26.4)	$7.6	$41.1

Federal SIF Loan
Balance at March 31, 2021	$15.0	$(7.8)	$0.8	$8.0
	—	—	0.6	0.6

Balance at December 31, 2021	$15.0	$(7.8)	$1.4	$8.6

Total, Governmental Loans
Balance at March 31, 2021	$135.1	$(60.7)	$12.0	$86.4
	—	—	6.3	6.3

Balance at December 31, 2021	$135.1	$(60.7)	$18.3	$92.7

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

17.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company is party to an International Swaps and Derivatives Association, Inc. (ISDA) 2002 master agreement with an investment and financial services company to hedge the commodity price risk associated with various commodities. As of December 31, 2021, the Company has entered into agreements to hedge the revenue on the sale of steel and hedge the cost of the purchase of natural gas. The credit support annex to the master agreement requires the Company to make margin payments to satisfy collateral requirements based on Market to Market (MTM) exposure of the commodity contracts in excess of US $0.25 million. As of December 31, 2021, the Company has made margin payments totaling $19.0 million as a cash collateral, which does not meet the offsetting criteria in IAS 32 “Financial instruments - presentation”.

The commodity contracts to hedge the NYMEX price of the Hot rolled coil price of steel and to hedge the NGX Union-Dawn price of natural gas are derivatives which are designated as cash flow hedges for which hedge effectiveness is measured for the duration of the agreements and therefore carried at fair value through other comprehensive income (loss). The steel derivative contracts as at December 31, 2021 terminate over the course of the year from January 2022 to December 2022. The natural gas hedge contracts will terminate over the course of January 2022 to March 2022. During the three and nine month periods ended December 31, 2021, the Company entered into agreements to hedge the price of steel for 24,000 tons and 96,000 tons, respectively. During the three and nine month periods ended December 31, 2021, steel hedge agreements for 35,000 tons and 84,000 tons, respectively, expired. During the three and nine month periods ended December 31, 2021, the Company entered into agreements to hedge the price of natural gas for 2,925,000 MMBTUs and no contracts expired.

The fair value and notional amounts of these derivatives are as follows:

	Fair Value Liability		Notional Amounts		Average Price (USD)
	(in millions)		(MMBTU/ton,		(per MMBTU/ton,
			respectively,in		respectively)
			thousands)
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
	2021	2021	2021	2021	2021	2021
Cash flow hedges - commodity price risk
Natural gas swaps	$4.8	$—	2,925.0	—	$5.0	—
Steel swaps	14.6	49.4	125.0	117.0	$1,021.7	728.7

	$19.4	$49.4

The cumulative amount of gains and losses on cash flow hedging instruments assessed as effective are presented in the cash flow hedge reserve through other comprehensive income (loss) and is recognized in profit or loss only when the hedged transaction impacts the profit or loss, or is included directly in the initial cost or other carrying amount of the hedged non-financial items (basis adjustment).

During the year ended March 31, 2021, the Company entered into an agreement to hedge the cost of natural gas that was consumed between January 1, 2021 and March 31, 2021. Management designated this hedge as a cash flow hedge, and accordingly measured the effectiveness of the hedge on a monthly basis throughout the life of the agreement. The loss resulting from this agreement of $1.7 million was initially recorded in the cash flow hedge reserve in other comprehensive income (loss), and was subsequently recognized in the cost of sales.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

17.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

At December 31, 2021, the unrealized loss resulting from the steel hedges of $38.1 million, net of tax of $11.6 million (March 31, 2021 – $64.8 million), was recognized in the cash flow hedge reserve in other comprehensive income (loss). During the nine month period ended December 31, 2021, the realized loss resulting from the steel hedges of $86.2 million was subsequently reclassified from other comprehensive income (loss) and recognized in revenue for the steel hedges (March 31, 2021 - $4.2 million).

The movements in the cash flow hedge reserve for the period as a component of accumulated other comprehensive income (loss) is as follows:

	December 31,	March 31,
As at,	2021	2021
Opening balance	$64.8	$—
Loss arising on changes in fair value of cash flow hedges, net of tax of $12.4 million and nil, respectively	59.5	70.7
Loss reclassified to profit	(86.2)	(5.9)

Net unrealized loss on cash flow hedges	(26.7)	64.8

Ending balance	$38.1	$64.8

18.	PENSION BENEFITS

Defined benefit plans

The components of amounts recognized in the condensed interim consolidated statements of net income (loss) in respect of these defined benefit plans are presented below:

	Three months	Nine months	Three months	Nine months
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2021	2021	2020	2020
Amounts recognized in net income (loss) were as follows:
Current service cost	$5.2	$15.6	$5.0	$15.0
Net interest cost	0.9	2.7	1.9	5.7

	$6.1	$18.3	$6.9	$20.7

Defined benefit costs recognized in:
Cost of sales	$4.7	$14.1	$4.5	$13.5
Administrative and selling expense	0.5	1.5	0.5	1.5
Interest on pension liability	0.9	2.7	1.9	5.7

	$6.1	$18.3	$6.9	$20.7

The amounts recognized in the condensed interim consolidated statements of other comprehensive income (loss) in respect of these defined benefit plans are presented below:

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

18.	PENSION BENEFITS (continued)

	Three months	Nine months	Three months	Nine months
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2021	2021	2020	2020
Amounts recognized in other comprehensive income (loss) were as follows:
Actuarial loss (gain) on accrued pension liability	$14.3	$(58.2)	$(40.2)	$52.9

19.	OTHER POST-EMPLOYMENT BENEFITS

The components of amounts recognized in the condensed interim consolidated statements of net income (loss) in respect of these other post-employment benefit plans are presented below:

	Three months	Nine months	Three months	Nine months
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2021	2021	2020	2020
Amounts recognized in net income (loss) were as follows:
Current service cost	$0.9	$2.7	$0.8	$2.4
Net interest cost	2.0	6.0	2.4	7.2

	$2.9	$8.7	$3.2	$9.6

Post employment benefit costs recognized in:
Cost of sales	$0.8	$2.4	$0.7	$2.1
Administrative and selling expense	0.1	0.3	0.1	0.3
Interest on pension liability	2.0	6.0	2.4	7.2

	$2.9	$8.7	$3.2	$9.6

The amounts recognized in the condensed interim consolidated statements of other comprehensive income (loss) in respect of these other post-employment benefit plans are presented below.

	Three months	Nine months	Three months	Nine months
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2021	2021	2020	2020
Amounts recognized in other comprehensive income (loss) were as follows:
Actuarial loss on accrued post employment benefit liability	$3.4	$11.0	$7.6	$66.5

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

20.	TAX MATTERS

The components of income tax expense for the three and nine month periods ended December 31, 2021 and December 31, 2020, are as follows:

	Three months ended December 31, 2021	Nine months ended December 31, 2021	Three months ended December 31, 2020	Nine months ended December 31, 2020
Income tax expense recognized in net income:
Current tax expense	$90.2	$116.1	$—	$—
Deferred income tax expense	9.0	105.5	—	—

	$99.2	$221.6	$—	$—

Income tax recovery recognized in other comprehensive loss:
Tax effect of net unrealized loss on cash flow hedges	$12.4	$12.4	$—	$—

	$12.4	$12.4	$—	$—

For the nine month period ended December 31, 2021, the Company has fully utilized non-capital tax losses available of $306.5 million.

21.	COMMITMENTS AND CONTINGENCIES

Property, plant and equipment

In the normal course of business operations the Company may have certain commitments for capital expenditures related to the maintenance and acquisition of property, plant and equipment.

Key inputs to production

The Company requires large quantities of iron ore, coal, oxygen, electricity and natural gas in order to satisfy the demands of the steel manufacturing operation. The Company makes most of its purchases of these principal raw materials at negotiated prices under annual and multi-year agreements.

Legal matters

Additionally, from time to time, in the ordinary course of business, the Company is a defendant or party to a number of pending or threatened legal actions and proceedings. Although such matters cannot be predicted with certainty, management currently considers the Company’s exposure to such ordinary course claims and litigation, to the extent not covered by the Company’s insurance policies or otherwise provided for, not to have a material adverse effect on these condensed interim consolidated financial statements. In addition, the Company is involved in and potentially subject to regular audits from federal and provincial tax authorities relating to income, capital and commodity taxes and, as a result of these audits, may receive assessments and reassessments.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

22.	CAPITAL STOCK

	Number of shares issued and outstanding[1]	Stated capital value
Balance at March 31, 2021	71,767,775	$409.5
Issuance of capital stock	40,307,036	542.7
Return of capital	—	(8.3)

Balance at December 31, 2021	112,074,811	$943.9

1.	Retrospectively adjusted to reflect the reverse stock split, described below.

The Company was incorporated March 23, 2021 and issued one (1) common share with a nominal value on that date. On March 29, 2021, the Company and its parent company, Algoma Steel Intermediate Parent S.A.R.L (the “parent company”) entered into a purchase agreement whereby the Company issued 100,000,000 additional common shares to its parent company in exchange for all outstanding common shares in Algoma Steel Holdings Inc. totalling 100,000,001.

Pursuant to the Merger Agreement with Legato (refer to Note 28), on October 19, 2021, the Company effected a reverse stock split, such that each outstanding common share became such number of common shares as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement). Further, the Company issued an additional 30,307,036 and 10,000,000 common shares to the Legato common shareholders and certain investor (“PIPE Investors”), respectively, in accordance with the Merger Agreement. As a result, capital stock was increased by $542.6 million, net of share issuance costs of $2.2 million (US $439.1 million).

On October 18, 2021, the Company executed a return of capital to Algoma Steel Intermediate Parent S.a.r.l., a former related party and commonly controlled affiliate of Algoma Steel Parent S.C.A., the Company’s former ultimate parent company. The Company’s subsidiary, Algoma Steel Inc. provided a loan to facilitate the payment totaling $8.3 million (US $6.7 million) (refer to Note 24).

23.	NET CHANGE IN NON-CASH OPERATING WORKING CAPITAL

The changes in non-cash operating working capital are comprised of:

	Three months ended December 31, 2021	Nine months ended December 31, 2021	Three months ended December 31, 2020	Nine months ended December 31, 2020
Accounts receivable	$(7.2)	$(171.3)	$43.5	$66.1
Taxes payable and accrued taxes	80.1	94.5	2.2	8.0
Inventories	(129.7)	(192.5)	(59.0)	(136.3)
Prepaid expenses and other current assets	22.3	(11.4)	(43.6)	(49.6)
Accounts payable and accrued liabilities	(15.4)	83.7	0.2	(50.1)
Derivative financial instruments	(4.6)	(15.0)	0.6	0.6
Secured term loan interest payment in kind	—	—	10.9	33.2

	$(54.5)	$(212.0)	$(45.2)	$(128.1)

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

24.	RELATED PARTY TRANSACTIONS AND BALANCES

Parent company promissory note receivable

Due to the merger transaction described in Note 28 the Company is no longer a related party of Algoma Steel Parent S.C.A., and its commonly controlled affiliates. Further, Algoma Steel Parent S.C.A. settled its promissory note payable to the Company for $2.2 million (US $1.7 million) by receiving a net amount of $6.5 million (US $5.0 million) in exchange for settling this note payable with the return of capital of $8.3 million (US $6.7 million), as explained in Note 22. To facilitate this payment, the Company entered an agreement with its subsidiary, Algoma Steel Inc. to pay the net amount of $6.5 million (US $5.0 million) on its behalf. The Company settled the loan to its subsidiary, Algoma Steel Inc. with net proceeds from the merger transaction.

25.	FINANCIAL INSTRUMENTS

Financial risk management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk, interest rate risk and market risk. The Company may use derivative financial instruments to hedge certain of these risk exposures. The use of derivatives is based on established practices and parameters, which are subject to the oversight of the Board of Directors. The Company does not utilize derivative financial instruments for trading or speculative purposes.

Fair value of financial instruments

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management’s estimates of the current market value at a given point in time.

The Company has certain financial assets and liabilities that are held at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. There were no transfers among Levels 1, 2 and 3 during the nine month period ended December 31, 2021. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

The fair value of cash, restricted cash, accounts receivable, margin payments, bank indebtedness and accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these instruments.

The fair values of natural gas and steel commodity swaps are classified as Level 2 and is calculated using the mark-to-market forward prices of NYMEX natural gas and Hot rolled coil steel based on the applicable settlement dates of the outstanding swap contracts.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

25.	FINANCIAL INSTRUMENTS (continued)

The fair values of the warrant and earnout liabilities (refer to Note 28) are classified as Level 1 and are calculated using the quoted price in active markets.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s receivables from customers. The Company has an established credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes a review of the potential customer’s financial information, external credit ratings and bank and supplier references. Credit limits are established for each new customer and customers that fail to meet the Company’s credit requirements may transact with the Company only on a prepayment basis.

The maximum credit exposure at December 31, 2021 is the carrying amount of accounts receivable of $452.1 million (March 31, 2021 - $274.6 million) and cash of $587.5 million (March 31, 2021 - $21.2 million) held with highly rated Canadian banks. For the nine month period ended December 31, 2021, sales to one customer represented greater than 10% of total revenue. At March 31, 2021, no one customer account was greater than 10% of the carrying amount of accounts receivable. As at December 31, 2021, $3.9 million, or 1.0%, of accounts receivable were more than 90 days old (March 31, 2021, $2.3 million, or 0.9%).

The Company establishes an allowance for doubtful accounts that represents its estimate of expected losses in respect of accounts receivable. The main components of this allowance are a specific provision that relates to individual exposures and a provision for expected losses that have been incurred but not yet identified. The allowance for doubtful accounts at December 31, 2021 was $2.0 million (March 31, 2021 - $1.8 million).

The Company may be exposed to certain losses in the event of non-performance by counterparties to derivative financial instruments such as commodity price contracts and foreign exchange contracts. The Company mitigates this risk by entering into transactions with highly rated major financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk by maintaining adequate cash balances. The Company continuously monitors and reviews actual and forecasted cash flows to ensure adequate liquidity and anticipate liquidity requirements. The Company’s objectives and processes for capital management, including the management of long-term debt, are described in Note 5 to the March 31, 2021 consolidated financial statements.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk. As disclosed in Note 17, during the three and nine month periods ended December 31, 2021, the Company was a party to agreements to hedge the commodity price risk associated with the cost of natural gas and the revenue on the sale of steel. These activities are carried out under the oversight of the Company’s Board of Directors.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

25.	FINANCIAL INSTRUMENTS (continued)

Currency risk

The Company is exposed to currency risk on purchases, labour costs and pension and other post retirement employment benefits liabilities that are denominated in Canadian dollars. The prices for steel products sold in Canada are derived mainly from price levels in the US market in US dollars converted into Canadian dollars at the prevailing exchange rates. As a result, a stronger US dollar relative to the Canadian dollar increases the Company’s Canadian dollar selling prices for sales within Canada.

The Company’s Canadian dollar denominated financial instruments as at December 31, 2021 and March 31, 2021, were as follows:

As at,	December 31, 2021	March 31, 2021
Cash	$64.8	$5.6
Restricted cash	3.9	3.9
Accounts receivable	136.7	111.2
Bank indebtedness	—	(42.1)
Accounts payable and accrued liabilities	(178.3)	(131.6)
Long-term governmental loans	(2.9)	(87.8)

Net Canadian dollar denominated financial instruments	$24.2	$(140.8)

A $0.01 decrease (or increase) in the US dollar relative to the Canadian dollar for the three and nine month periods ended December 31, 2021 would have decreased (or increased) income from operations by nil and $1.3 million, respectively (for both the three and nine month periods ended December 31, 2020 - $0.1 million).

Interest rate risk

Interest rate risk is the risk that the value of the Company’s assets and liabilities will be affected by a change in interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on its banking facilities and debt. The Company may manage interest rate risk through the periodic use of interest rate swaps.

For the three month period ended December 31, 2021, a one percent increase (or decrease) in interest rates would have decreased (or increased) net income by approximately $0.4 million (December 31, 2020 – $1.6 million). For the nine month period ended December 31, 2021, a one percent increase (or decrease) in interest rates would have decreased (increased) net income by approximately $3.0 million (December 31, 2020 - $4.8 million).

The Company is exposed to interest rate benchmark, LIBOR, which is subject to interest rate benchmark reform. The exposure arises on financial liabilities bearing interest at LIBOR plus basis points including the Company’s Revolving Credit Facility, Secured Term Loan Facility and Algoma Docks Term Loan Facility, as disclosed in Notes 12 and 15. The Company paid the Secured Term Loan and Algoma Docks Term Loan Facilities in full in November 2021. The Company is closely monitoring the market and the output from the various industry working groups managing the transition to new benchmark interest rates including announcements made by Interbank Offered Rate (IBOR).

The referenced benchmark rates applicable to the Company are expected to be published until at least June of 2023 and prior to their expiry Algoma will work with the administrative agent of its various

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

25.	FINANCIAL INSTRUMENTS (continued)

LIBOR exposed credit agreements to replace LIBOR with a fallback reference rate at similar commercial terms to today’s rates.

Commodity price risk

The Company is subject to price risk from fluctuations in the market prices of commodities, including natural gas, steel, iron ore and coal. The Company enters into supply agreements for certain of these commodities as disclosed in Note 21. To manage risks associated with future variability in cash flows attributable to certain commodity purchases, the Company may use derivative instruments with maturities of 12 months or less as disclosed in Note 17 to hedge the commodity price risk associated with the cost of natural gas and the revenue on the sale of steel.

26.	KEY MANAGEMENT PERSONNEL

The Company’s key management personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key management personnel are defined as those individuals having authority and responsibility for planning, directing and controlling the activities of the Company and include the executive leadership team (ELT) and the Board of Directors. The ELT is comprised of the President & Chief Executive Officer, Chief Financial Officer, Chief Commercial Officer, Vice-President – Strategy & General Counsel, Vice-President – Production, Vice-President – Maintenance & Operating Services.

Remuneration of the Company’s Board of Directors and ELT for the respective periods is as follows:

	Three months ended December 31, 2021	Nine months ended December 31, 2021	Three months ended December 31, 2020	Nine months ended December 31, 2020
Salaries and benefits	$1.0	$4.4	$0.8	$3.3
Director fees	0.4	0.5	0.1	0.2
Share-based compensation (Note 28)	(10.4)	5.0

	$(9.0)	$9.9	$0.9	$3.5

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

27.	NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per common share:

	Three months ended December 31, 2021	Nine months ended December 31, 2021	Three months ended December 31, 2020	Nine months ended December 31, 2020
(in millions)
Net income (loss) attributable to ordinary shareholders	$123.0	$614.1	$(73.5)	$(176.2)
Gain on change in fair value of warrants(i)	(6.8)	(6.8)	—	—

Net income (loss) attributable to ordinary shareholders (diluted)	$116.2	$607.3	$(73.5)	$(176.2)

(in thousands)
Weighted average common shares outstanding(ii)	106.8	83.5	71.8	71.8
Dilutive effect of warrants(i)	19.4	6.5	—	—

Dilutive weighted average common shares outstanding	126.2	90.0	71.8	71.8

Net income (loss) per common share:
Basic	$1.15	$7.36	$(1.02)	$(2.46)
Diluted	$0.92	$6.75	$(1.02)	$(2.46)

(i)

In connection with the Merger, 24,179,000 units of the previously outstanding Legato warrants were converted into an equal number of warrants issued by the Company. For the purposes of determining diluted EPS, net income (loss) for the three and nine months ended December 31, 2021 were adjusted for the change in the fair value of the warrants in the amount of $6.8 million as the warrants were determined to be dilutive.

(ii)

Pursuant to the Merger, on October 19, 2021, the Company effected a reverse stock split, such that each outstanding common share became such number of common shares as determined by the conversion factor of 71.76775%. As a result, 71,767,775 common shares of the Company were issued in replacement of the 100,000,001 common shares previously outstanding. The reverse stock split is also accounted for in the comparative periods for which EPS is presented.

Concurrently, the Company issued an additional 30,306,320 and 10,000,000 common shares to the Legato common shareholders and PIPE Investors, respectively. These common shares have been included in the weighted average common shares outstanding.

Further, the 3,232,628 units of Replacement LTIP Awards granted to the former shareholders and LTIP award holders of the Company upon consummation of the Merger are also included within the weighted average common shares outstanding, as the Replacement LTIP Awards are fully vested and exercisable for a nominal price.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

27.	NET INCOME (LOSS) PER SHARE (continued)

As part of the Merger, a maximum of 37,500,000 earnout rights were granted to all of the previous shareholders of the Company, including LTIP award holders, and become issuable when specific financial targets are met within a prescribed timeframe. The required financial targets were achieved on December 31, 2021 and should be included in the calculation of basic and diluted EPS but have no impact on the weighted average common shares outstanding as the conditions for issuance were only met on that date.

Refer to Note 28 for further details on the common shares, warrants, Replacement LTIPS and earnout rights related to the Merger.

28.	MERGER TRANSACTION

On October 19, 2021, the Merger between Merger Sub and Legato was completed, with Legato becoming a wholly-owned subsidiary of the Company and the shareholders of Legato becoming shareholders of the Company. Pursuant to the Merger Agreement, the Company effected a reverse stock split such that each outstanding common share became such number of common shares, as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement). As a result of the Merger, the shares were dual listed on the TSX and NASDAQ and became publicly traded on October 20, 2021.

Pursuant to the Merger, each outstanding share of Legato common stock was converted into and exchanged for one newly issued common share of the Company. This resulted in the issuance of 30,307,036 common shares of the Company, after redemption by initial Legato shareholders. On Closing, the Company accounted for the Merger as a share-based payment transaction, with the fair value of the Algoma common shares issued to the Legato shareholders measured at the market price of Legato’s publicly traded common shares on October 19, 2021. The total fair value of the Algoma common shares issued to Legato shareholders was $421.3 million (US $340.9 million). As part of the Merger, Algoma acquired cash, a receivable previously owed between Legato and Algoma Steel Inc. (“ASI”) and warrants, with the difference accounted for as a listing expense. The following table reconciles the elements of the Merger:

Merger transaction under IFRS 2
Total fair value of consideration:
30.3 million common shares at US $11.25 per common share (US $340.9 million)	$421.3

Net assets acquired:
Cash (US $211.4 million)	$261.2
Intercompany loan settled the subsequent day of transaction close (US $16.2 million)	20.0
Less: warrant liability (US $74.5 million)	(92.0)
Less: Legato liabilities assumed (US $2.8 million)	(3.5)

Total listing expense (US $190.7 million)	$235.6

The listing expense is presented in the condensed interim consolidated statement of net income (loss). Following the consummation of the Merger on Closing, Legato was dissolved and its assets and liabilities were distributed to the Company.

Concurrent with the execution of the Merger Agreement, the Company and Legato entered into subscription agreements with certain investors (the “PIPE Investors”) pursuant to which the PIPE Investors agreed to purchase, and the Company and Legato agreed to issue to the PIPE Investors, an aggregate of 10,000,000 common shares of Legato common stock, for the purchase price of US$10.00 per share and at an aggregate purchase price of US$100.0 million (the “PIPE Investment”) on closing. Those PIPE Investors that subscribed for Legato common stock exchanged their PIPE shares for common shares pursuant to the PIPE subscription agreements immediately prior to the Merger. After giving effect to such exchange 10,000,000 common shares of the Company were issued in the PIPE Investment.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

28.	MERGER TRANSACTION (continued)

The following table shows the number of common shares outstanding immediately following the consummation of the Merger:

Number of Common Shares
Common shares outstanding prior to Merger (post stock-split)	71,767,775
Common shares issued to Legato shareholders	30,307,036
Common shares issued to PIPE investors	10,000,000

Total	112,074,811

The transaction costs that were deemed to be incremental and directly related to the issuance of new equity instruments in the amount of $2.2 million were allocated to capital stock on the condensed interim consolidated statements of financial position, with the remainder recognized as transaction costs on the condensed interim consolidated statement of net income (loss).

Warrants

Pursuant to the Merger Agreement, the previously outstanding Legato warrants were converted into an equal number of warrants issued by the Company. These warrants comprise 23,575,000 Public Warrants and 604,000 Private Warrants (collectively “Warrants”). In connection with this conversion, there were no substantial changes to the rights assigned to the holders of the warrants and assumed by the Company. Each of the Company’s Warrants are exercisable for one common share in the Company at US$11.50 per share, subject to adjustment, with the exercise period beginning on November 18, 2021.

(i)	Public Warrants

The Public Warrants expire five years after the completion of the Merger, or earlier upon redemption or liquidation in accordance with the warrant terms. The Public Warrants are exercisable for cash or on a cashless basis at the Company’s option.

(ii)	Private Warrants

The Private Warrants are identical to the Public Warrants, except that the Private Warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and are non-redeemable so long as they are held by the initial purchasers.

Given the cash and cashless settlement options, the Company has accounted for the Warrants as a liability which are measured at fair value on initial recognition and at each reporting date with the changes in fair value recorded in the condensed interim consolidated statement of net income (loss). On Closing, the Company recognized a liability in the amount of $92.0 million (US $74.5 million) using the market price of the Legato Warrants as an approximation of fair value for each Warrant.

As at December 31, 2021, the 24,179,000 Warrants remain outstanding with an estimated fair value of US$2.86 per Warrant based on the market price of the Warrants, for which the Company recognized a liability of $87.7 million (US $69.2 million) in warrant liability on the condensed interim consolidated statements of financial position. Change in fair value of the warrant liability of ($6.8) million is presented in the condensed interim consolidated statements of net income (loss).

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

28.	MERGER TRANSACTION (continued)

Replacement LTIP Awards

On Closing, the LTIP awards granted by Algoma Steel Holdings Inc. (“ASHI”) became vested and were exchanged for replacement LTIP awards issued by the Company (“Replacement LTIP Awards”) as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement). Based on the conversion factor, 3,232,628 Replacement LTIP Awards were issued. Similar to the LTIP awards, each Replacement LTIP Award allows the holders to purchase one common share of Algoma. The Replacement LTIP Awards are considered fully vested and can be exercised for US$0.013 per common share, pursuant to an LTIP exchange agreement with each holder, at the earlier of a significant disposal of Algoma common shares held by the Company’s shareholders immediately prior to the Closing, or December 31, 2025. Should the participants’ employment with the Company ceases, a cash-out option is available as an alternative method of settlement for a portion of the vested Replacement LTIP Awards based on the five-day volume-weighted average trading price of the Company’s common shares, subjected to the approval of the Board of Directors.

On the day preceding the Closing, the Company remeasured the fair value of the original LTIP Awards as they become fully vested on the day before the Merger. Consequently, the Company recognized a liability in the amount of $44.9 million (US $36.4 million) using the market price of the Algoma common shares as an approximation of fair value for each unit of Replacement LTIP Awards. The gain on change in fair value of previously recognized LTIP awards accounted for as cash-settled share-based payments, including restricted share units and director units, were recognized in profit or loss in the amount of $10.4 million. In addition, the fair value of the previously recognized fully vested performance share units, which were previously accounted for as equity-settled share-based payments, was recognized as a liability in the amount of $35.5 million (US $28.7 million) with an offsetting charge to equity to reflect the modification of these units to cash settled awards.

The Company accounted for the Replacement LTIP Awards as a modification of share-based payment as the LTIP awards and the Replacement LTIP Awards share similar terms and conditions, and were only replaced as a result of a liquidating event (the Merger) as described by the original long-term incentive plan. Given the alternative settlement options at the election of the participant, the Company has accounted for the Replacement LTIP Awards as cash-settled share-based transactions, which are measured at fair value on initial recognition and at each reporting date with the changes in fair value recorded in the condensed interim consolidated statements of net income (loss). The Company applied modification accounting by remeasuring the fair value of the LTIP awards previously granted by ASHI as at the day prior to Closing and determined that there is no resulting gain or loss.

As at December 31, 2021, the 3,232,628 Replacement LTIP Awards remain outstanding with an estimated fair value of US$10.55 per unit based on the market price of the Company’s common shares, for which the Company recognized a liability of $43.2 million (US $34.1 million) in accounts payable and accrued liabilities on the condensed interim consolidated statements of financial position.

Upon the consummation of the Merger (refer to Note 28), the Company issued Replacement LTIP Awards to replace previously issued restricted share units, director units and performance share units. The Replacement LTIP Awards are accounted for as cash-settled share-based payment and are immediately vested on Closing. The previous long-term incentive plan established by Algoma Steel Holdings Inc. dated May 13, 2020 was cancelled on Closing and no additional awards can be granted under this plan.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

28.	MERGER TRANSACTION (continued)

On October 19, 2021, the Company approved an Omnibus Equity Incentive Plan (“October 2021 LTIP Plan”) that would allow the Company to grant various awards to its employees, including options, restricted share units, director share units and performance share units. The terms of each grant are subjected to the discretion of the Plan Administrator. As at December 31, 2021, no awards have been granted to employees of the Company under the October 2021 LTIP Plan.

Earnout Rights

Pursuant to the Merger Agreement, holders of the Company’s common shares and each holder of Replacement LTIP Awards were granted the contingent right to receive their pro rata portion of up to 37.5 million common shares of the Company if certain targets based on Earnout Adjusted EBITDA (as defined in the Merger Agreement) and the trading price of the Company’s common shares were met as at December 31, 2021 and thereafter. The Company has accounted for the earnout rights as a derivative liability, which are measured at fair value on initial recognition and at each reporting date with the changes in fair value, recorded in the condensed interim consolidated statement of net income.

On Closing, the Company forecasted that the highest level of the Earnout Adjusted EBITDA would be achieved as at December 31, 2021. Accordingly, the Company recognized an earnout liability based on the expectation that all 37.5 million Algoma common shares underlying the earnout rights would become issuable. On October 19, 2021, the Company recorded an earnout liability in the amount of $521.3 million (US $421.9 million) using the market price of the Algoma common shares as an approximation of fair value for each unit of earnout rights. Given that the earnout rights were granted to all of the previous shareholders of the Company, the amount was recorded as a distribution through retained earnings.

As at December 31, 2021, the 37,500,000 earnout rights remain outstanding with an estimated fair value of US$10.55 per unit based on the market price of the Algoma common shares, for which the Company recognized a liability of $501.6 million (US $395.6 million) in earnout liability on the condensed interim consolidated statements of financial position. Change in fair value of the earnout liability of ($33.6) million is presented in the condensed interim consolidated statements of net income (loss).

31